Exhibit 99.1

Q2 2021 Quarterly Report to Shareholders Live audio Web broadcast of the Bank’s analysts’ conference call. See page 80 for details. Scotiabank reports second quarter results TORONTO, June 1, 2021 – Scotiabank reported second quarter net income of $2,456 million compared to $1,324 million in the same period last year. Diluted earnings per share (EPS) was $1.88, up 88% from $1.00 in the previous year. Return on equity was 14.8%, up from 7.9% in the previous year. Adjusted net income(1) increased 81% to $2,475 million and EPS of $1.90, increased 83% compared to the prior year. Return on equity was 14.9% compared to 8.2% a year ago. “We delivered another quarter of strong results reflecting the strength of our diversified business platform, and the solid economic recovery underway in our core markets,” said Brian Porter, President and CEO of Scotiabank. “Our commitment to superior customer service was recognized in the J.D. Power 2021 Canada Retail Banking Satisfaction Study where the Bank rose to #2 among large banks and Tangerine was recognized as number one for the tenth consecutive year among mid-sized retail banks. Our commitment to strong ESG practices was also recognized with a rating of “AAA” in the MSCI ESG Ratings(2) assessment, a rating held by only 2% of banks globally. We are very proud of these accomplishments.” Canadian Banking generated earnings of $931 million with a strong rebound in fee income, lower provision for credit losses, as well as solid asset and deposit growth. Global Wealth Management’s earnings of $378 million were supported by strong revenue growth, positive operating leverage for the sixth consecutive quarter, and strong net sales. AUM and AUA increased 19% and 20% from the prior year, respectively. Global Banking and Markets reported earnings of $517 million, driven by continued solid performance in the capital markets business, particularly equities, good deposit growth and lower provision for credit losses. The advisory pipeline remains strong for the balance of the year. International Banking generated earnings of $429 million, trending positively from the prior quarter, aided by strong economic recovery across the Pacific Alliance. The Bank reported a Common Equity Tier 1 capital ratio of 12.3%, and remains very well capitalized to support its strategic growth plans. (1) Refer to Non-GAAP Measures on page 5 for details. (2) The use by Scotiabank of any MSCI ESG Research LLC or its affiliates (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Scotiabank by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided ‘as-is’ and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Financial Highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Operating results ($ millions)
Net interest income	4,176	4,351	4,417	8,527	8,809
Non-interest income	3,560	3,721	3,539	7,281	7,288
Total revenue	7,736	8,072	7,956	15,808	16,097
Provision for credit losses	496	764	1,846	1,260	2,772
Non-interest expenses	4,042	4,208	4,363	8,250	8,781
Income tax expense	742	702	423	1,444	894
Net income	2,456	2,398	1,324	4,854	3,650
Net income attributable to common shareholders	2,289	2,265	1,243	4,554	3,505
Operating performance
Basic earnings per share ($)	1.89	1.87	1.03	3.76	2.89
Diluted earnings per share ($)	1.88	1.86	1.00	3.74	2.84
Return on equity (%)	14.8	14.2	7.9	14.5	11.1
Productivity ratio (%)	52.2	52.1	54.8	52.2	54.5
Core banking margin (%)(1)	2.26	2.27	2.35	2.26	2.40
Financial position information ($ millions)
Cash and deposits with financial institutions	52,017	89,491	103,904
Trading assets	144,247	141,768	121,485
Loans	608,165	603,649	625,186
Total assets	1,125,248	1,164,050	1,247,073
Deposits	756,661	768,993	797,690
Common equity	63,459	63,387	64,264
Preferred shares and other equity instruments	4,549	5,308	3,619
Assets under administration	626,690	600,955	530,907
Assets under management	331,594	313,970	277,990
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	12.3	12.2	10.9
Tier 1 capital ratio (%)	13.6	13.6	11.9
Total capital ratio (%)	15.7	15.7	14.0
Leverage ratio (%)	4.7	4.7	4.4
Risk-weighted assets ($ millions)	404,727	406,780	446,173
Liquidity coverage ratio (LCR) (%)	129	129	132
Net stable funding ratio (NSFR) (%)	112	115	n/a
Credit quality
Net impaired loans ($ millions)	3,178	3,285	3,473
Allowance for credit losses ($ millions)(2)	6,893	7,810	6,079
Gross impaired loans as a % of loans and acceptances	0.81	0.84	0.78
Net impaired loans as a % of loans and acceptances	0.50	0.52	0.53
Provision for credit losses as a % of average net loans and acceptances (annualized)(3)	0.33	0.49	1.19	0.41	0.90
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(3)	0.80	0.49	0.56	0.64	0.55
Net write-offs as a % of average net loans and acceptance (annualized)	0.76	0.43	0.47	0.59	0.51
Adjusted results(1)
Adjusted net income ($ millions)	2,475	2,418	1,371	4,893	3,715
Adjusted diluted earnings per share ($)	1.90	1.88	1.04	3.78	2.87
Adjusted return on equity (%)	14.9	14.4	8.2	14.6	11.1
Adjusted productivity ratio (%)	51.9	51.8	54.0	51.8	53.7
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized)(3)	0.33	0.49	1.19	0.41	0.85
Common share information
Closing share price ($) (TSX)	78.27	68.20	55.80
Shares outstanding (millions)
Average – Basic	1,213	1,212	1,212	1,213	1,213
Average – Diluted	1,223	1,237	1,222	1,248	1,245
End of period	1,214	1,212	1,211
Dividends paid per share ($)	0.90	0.90	0.90	1.80	1.80
Dividend yield (%)(4)	4.9	5.7	5.9	5.3	5.8
Market capitalization ($ millions) (TSX)	94,988	82,684	67,594
Book value per common share ($)	52.29	52.28	53.05
Market value to book value multiple	1.5	1.3	1.1
Price to earnings multiple (trailing 4 quarters)	12.4	12.5	9.1
Other information
Employees (full-time equivalent)(5)	89,847	89,808	96,897
Branches and offices	2,569	2,597	2,953
(1)	Refer to page 5 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.
(5)	Amount for the period ended April 30, 2020 has been restated to conform with current period presentation.

2    Scotiabank Second Quarter Report 2021

Enhanced Disclosure Task Force (EDTF) Recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q2 2021		2020 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			85-86, 91, 101
	2	The Bank’s risk to terminology, measures and key parameters.			81-84
	3	Top and emerging risks, and the changes during the reporting period.			88-90, 95-100
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	42-45		61-63, 109-110, 126-128
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			78-80
	6	Description of risk culture and procedures applied to support the culture.			81-83
	7	Description of key risks from the Bank’s business model.			85-87
	8	Stress testing use within the Bank’s risk governance and capital management.			81-82
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	42	3	61-63	217
	10	a) Regulatory capital components.	42, 67	18-21	64
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	42	70	65-66
	12	Discussion of targeted level of capital, and the plans on how to establish this.			61-63
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5, 34-47, 55-57, 61, 73, 79	68-72, 87, 136	187, 241
	14	Analysis of the capital requirements for each Basel asset class.		13-14, 34-48, 55-57, 61, 66-69	68-72	187, 235-241
	15	Tabulate credit risk in the Banking Book.	72	13-14, 34-48, 66-69	68-72	236
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49, 60, 72	68-72
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	69-71
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	34-36		107-110
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	34-36		109
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	40-41		112-114
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	38-39		111-112
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	33		106
	23	Discussion of significant trading and non-trading market risk factors.	73-74		102-107	240-241
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	32, 74		102-107	240-241
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			102-107	241
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5, 34, 36-47, 55-57	95-100, 130- 136	198-199, 237-239
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				165-167, 199
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	58	31, 32	97, 130-131, 133, 134	199
	29	Analysis of counterparty credit risk that arises from derivative transactions.	43, 72	78	93-94	185-188
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	72		93-94, 98
Other risks	31	Quantified measures of the management of operational risk.	74		72, 115
	32	Discussion of publicly known risk items.	43		77

Scotiabank Second Quarter Report 2021    3

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2021. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2020 Annual Report. This MD&A is dated June 1, 2021.

Additional information relating to the Bank, including the Bank’s 2020 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2020 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

5	Non-GAAP Measures

8	Group Financial Performance

12	Economic Outlook

13	Business Segment Review

26	Geographic Highlights

27	Quarterly Financial Highlights

28	Financial Position

28	Risk Management

42	Capital Management

43	Financial Instruments

43	Off-Balance Sheet Arrangements

43	Regulatory Developments

45	Accounting Policies and Controls

46	Share Data

Forward-looking statements From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

4    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following table presents reconciliations of GAAP reported financial results to non-GAAP adjusted financial results.

The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the Non-GAAP measures section in the Bank’s 2020 Annual Report.

Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.

Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•

Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

Scotiabank Second Quarter Report 2021    5

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended			For the six months ended
($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income	$4,176	$4,351	$4,417	$8,527	$8,809
Non-interest income	3,560	3,721	3,539	7,281	7,288
Total revenue	7,736	8,072	7,956	15,808	16,097
Provision for credit losses	496	764	1,846	1,260	2,772
Non-interest expenses	4,042	4,208	4,363	8,250	8,781
Income before taxes	3,198	3,100	1,747	6,298	4,544
Income tax expense	742	702	423	1,444	894
Net income	$2,456	$2,398	$1,324	$4,854	$3,650
Net income attributable to non-controlling interests in subsidiaries (NCI)	90	90	15	180	54
Net income attributable to equity holders	2,366	2,308	1,309	4,674	3,596
Net income attributable to common shareholders	2,289	2,265	1,243	4,554	3,505
Diluted earnings per share (in dollars)	$1.88	$1.86	$1.00	$3.74	$2.84
Adjustments
Acquisition-related costs
Integration costs(1)	$–	$–	$41	$–	$117
Amortization of Acquisition-related intangible assets, excluding software(1)	26	28	27	54	54
	26	28	68	54	171
Allowance for credit losses – Additional scenario(2)	–	–	–	–	155
Derivatives valuation adjustment(3)	–	–	–	–	116
Net (gain)/loss on divestitures(4)	–	–	–	–	(262)
Impairment charge on software asset(1)	–	–	–	–	44
Adjustments (Pre-tax)	$26	$28	$68	$54	$224
Income tax expense/(benefit)	(7)	(8)	(21)	(15)	(159)
Adjustments (After tax)	$19	$20	$47	$39	$65
Adjustment attributable to NCI	–	–	(7)	–	(55)
Adjustments (After tax and NCI)	$19	$20	$40	$39	$10
Adjusted Results
Net interest income	$4,176	$4,351	$4,417	$8,527	$8,809
Non-interest income	3,560	3,721	3,539	7,281	7,136
Total revenue	7,736	8,072	7,956	15,808	15,945
Provision for credit losses	496	764	1,846	1,260	2,617
Non-interest expenses	4,016	4,180	4,295	8,196	8,560
Income before taxes	3,224	3,128	1,815	6,352	4,768
Income tax expense	749	710	444	1,459	1,053
Net income	$2,475	$2,418	$1,371	$4,893	$3,715
Net income attributable to NCI	90	90	22	180	109
Net income attributable to equity holders	2,385	2,328	1,349	4,713	3,606
Net income attributable to common shareholders	$2,308	$2,285	$1,283	$4,593	$3,515
Adjusted diluted earnings per share (in dollars)	$1.90	$1.88	$1.04	$3.78	$2.87
(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

6    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 17. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the six months ended
($ millions)	January 31, 2021			April 30, 2020			April 30, 2020
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,788	$49	$1,739	$1,907	$132	$1,775	$3,912	$244	$3,668
Non-interest income	773	20	753	800	50	750	1,780	94	1,686
Total revenue	2,561	69	2,492	2,707	182	2,525	5,692	338	5,354
Provision for credit losses	525	16	509	1,019	60	959	1,599	83	1,516
Non-interest expenses	1,402	35	1,367	1,465	83	1,382	3,129	167	2,962
Income tax expense	157	4	153	38	4	34	197	13	184
Net income	$477	$14	$463	$185	$35	$150	$767	$75	$692
Net income attributable to non-controlling interest in subsidiaries	$88	$2	$86	$12	$1	$11	$76	$3	$73
Net income attributable to equity holders of the Bank	$389	$12	$377	$173	$34	$139	$691	$72	$619
Other measures
Average assets ($ billions)	$199	$4	$195	$205	$10	$195	$204	$9	$195
Average liabilities ($ billions)	$153	$3	$150	$154	$6	$148	$152	$5	$147

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 9.

Core banking assets

Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. The Bank attributed capital to its business lines at approximately 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment.

Scotiabank Second Quarter Report 2021    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

Impact of COVID-19

Last year, in the early days of the pandemic, uncertainty about the impact of the virus and our ability to control it led to severe stresses in financial markets. To ease strains in funding markets, central banks undertook prompt and large-scale efforts to increase market liquidity. This resulted in sharp cuts in interest rates, quantitative easing programs in some countries, direct lending to businesses, and targeted liquidity injections in various credit product markets. In some countries, regulatory authorities allowed banks to offer deferral programs to customers without requiring them to reclassify affected loans. In addition to these financial measures, fiscal authorities deployed historic amounts of direct support to firms and households including most prominently wage subsidies for firms and financial assistance to employees affected by the pandemic. These programs remain in operation in most countries, which is providing an economic buffer against the surge in COVID-19 being experienced globally. Despite the current wave in the pandemic, the rebound seems well entrenched, benefitting from still low interest rates and direct support measures for firms and households.

Despite the scale of the rebound observed so far, unemployment remains significantly above pre-pandemic levels in many countries. Sectors most affected by the pandemic remain under stress, while other sectors have thrived. We see these trends continuing across our footprint. The Bank has demonstrated financial strength and operational resilience despite these events, while protecting the health and safety of employees, and supporting customers. The global number of infections remains high and there are risks related to mutations of the virus and vaccine effectiveness against COVID-19 variants. These factors cloud the near-term outlook, though there is compelling evidence to suggest a strong rebound is underway and will accelerate as economies are fully re-opened. Substantial policy support remains appropriate globally to help bridge economies to the post COVID-19 state of the world.

Customer Assistance Programs

To support customers, the Bank had implemented a number of customer assistance programs across the footprint. Refer to page 25 of the 2020 Annual Report for details.

Canada

Offering of assistance programs ended on September 30, 2020. Total loans were insignificant as at April 30, 2021 (January 31, 2021 – $653 million, mostly mortgages). For customer accounts where payment deferrals have expired, cumulatively since the inception of the programs in Q2 2020, approximately 97% are current on payments.

During the quarter, the Bank announced its participation in the Highly Affected Sectors Credit Availability Program (HASCAP) which is part of the Government of Canada’s COVID-19 Economic Response Plan, launched on February 1, 2021. Under this program, the Business Development Bank of Canada (BDC) will fully guarantee eligible loans made by the Bank to small and medium-sized businesses heavily impacted by the COVID-19 pandemic. As at April 30, 2021, loans issued under this program of approximately $45 million were recognized on the Consolidated Statement of Financial Position.

International

Offering of assistance programs for retail loans ended on October 31, 2020 and for commercial loans on September 30, 2020 with some exceptions including requirements by local regulators. As of April 30, 2021, total loans in deferral are $510 million (January 31, 2021 – $1,654 million(1)). For customer accounts where payment deferrals have expired, cumulatively since the inception of the programs in Q2 2020, approximately 90% are current on payments.

Financial Performance Summary

The Bank’s reported net income this quarter was $2,456 million, compared to $1,324 million in the same period last year, and $2,398 million last quarter. Diluted earnings per share were $1.88 compared to $1.00 in the same period last year and $1.86 last quarter. Return on equity was 14.8%, compared to 7.9% in the same period last year and 14.2% last quarter.

Adjusted net income was $2,475 million compared to $1,371 million last year, an increase of 81%. Adjusted diluted earnings per share were $1.90, compared to $1.04 last year. Adjusted return on equity was 14.9% compared to 8.2% a year ago. The increase in net income was due primarily to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook, and lower non-interest expenses, which were impacted by the metals business charges in the prior year.

Adjusted net income was $2,475 million this quarter compared to $2,418 million last quarter, up 2%. Adjusted diluted earnings per share were $1.90, compared to $1.88 last quarter, and adjusted return on equity was 14.9% compared to 14.4% last quarter. Net income increased due to lower provision for credit losses and non-interest expenses this quarter.

(1)	Prior period amount has been restated.

8    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 7.

	Average exchange rate			% Change
For the three months ended	April 30, 2021	January 31, 2021	April 30, 2020	April 30, 2021 vs. January 31, 2021	April 30, 2021 vs. April 30, 2020
U.S dollar/Canadian dollar	0.795	0.777	0.727	2.2%	9.2%
Mexican Peso/Canadian dollar	16.197	15.618	15.832	3.7%	2.3%
Peruvian Sol/Canadian dollar	2.929	2.807	2.493	4.4%	17.5%
Colombian Peso/Canadian dollar	2,867.219	2,753.077	2,733.884	4.1%	4.9%
Chilean Peso/Canadian dollar	571.409	573.961	604.011	(0.4)%	(5.4)%

	Average exchange rate		% Change
For the six months ended	April 30, 2021	April 30, 2020	April 30, 2021 vs. April 30, 2020
U.S dollar/Canadian dollar	0.786	0.744	5.6%
Mexican Peso/Canadian dollar	15.903	15.150	5.0%
Peruvian Sol/Canadian dollar	2.867	2.519	13.8%
Colombian Peso/Canadian dollar	2,809.225	2,643.684	6.3%
Chilean Peso/Canadian dollar	572.708	595.157	(3.8)%

	For the three months ended		For the six months ended
Impact on net income(1) ($ millions except EPS)	April 30, 2021 vs. April 30, 2020	April 30, 2021 vs. January 31, 2021	April 30, 2021 vs. April 30, 2020
Net interest income	$(129)	$(52)	$(238)
Non-interest income(2)	(95)	(50)	(120)
Total revenue	(224)	(102)	(358)
Non-interest expenses	102	40	185
Other items (net of tax)	54	24	99
Net income	$(68)	$(38)	$(74)
Earnings per share (diluted)	$(0.06)	$(0.03)	$(0.06)
Impact by business line ($ millions)
Canadian Banking	$(2)	$–	$(2)
Global Wealth Management	(4)	(2)	(7)
International Banking(2)	(17)	(10)	(51)
Global Banking and Markets	(27)	(7)	(30)
Other(2)	(18)	(19)	16
Net income	$(68)	$(38)	$(74)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of divested operations

The table below reflects the income earned in each period from divested operations prior to the closing. Refer to Note 20 in the interim consolidated financial statements and Note 37 in the Bank’s 2020 Annual Report for the list of divested operations that have closed:

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net interest income	$3	$6	$13	$9	$88
Non-interest income	2	3	4	5	77
Total revenue	5	9	17	14	165
Provision for credit losses	2	3	10	5	15
Non-interest expenses	3	2	8	5	73
Income tax expense	1	1	2	2	19
Net income	$(1)	$3	$(3)	$2	$58
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$(1)	$3	$(3)	$2	$58

Scotiabank Second Quarter Report 2021    9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the six months ended
Impact on net income ($ millions except EPS)	April 30, 2021 vs. January 31, 2021	April 30, 2021 vs. April 30, 2020	April 30, 2021 vs. April 30, 2020
Net interest income	$(3)	$(10)	$(79)
Non-interest income	(1)	(2)	(72)
Total revenue	(4)	(12)	(151)
Provision for credit losses	(1)	(8)	(10)
Non-interest expenses	1	(5)	(68)
Income tax expense	–	(1)	(17)
Net income	$(4)	$2	$(56)
Net income attributable to equity holders of the Bank	$(4)	$2	$(56)
Earnings per share (diluted)	$–	$–	$(0.04)

Financial performance commentary

Net income

Q2 2021 vs Q2 2020

Net income was $2,456 million compared to $1,324 million. Adjusted net income was $2,475 million compared to $1,371 million, an increase of 81%, due mainly to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook, and lower non-interest expenses, which were impacted by the metals business charges in the prior year.

Q2 2021 vs Q1 2021

Net income was $2,456 million compared to $2,398 million. Adjusted net income was $2,475 million compared to $2,418 million, an increase of 2%, due mainly to lower provision for credit losses and non-interest expenses, partially offset by lower revenues due to the impact of three fewer days in the quarter.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income was $4,854 million compared to $3,650 million. Adjusted net income was $4,893 million compared to $3,715 million, an increase of 32%, due mainly to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook, and lower non-interest expenses, which were impacted by the metals business charges in the prior year.

Total revenue

Q2 2021 vs Q2 2020

Revenues were $7,736 million compared to $7,956 million, down 3%, due mainly to lower net interest income, partially offset by higher non-interest income.

Q2 2021 vs Q1 2021

Revenues were $7,736 million compared to $8,072 million, down 4%, due to lower net interest income and non-interest income, primarily due to three fewer days in the quarter.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Revenues were $15,808 million compared to $16,097 million. Adjusted revenues were $15,808 million compared to $15,945 million, down 1%, due mainly to lower net interest income, partially offset by higher non-interest income.

Net interest income

Q2 2021 vs Q2 2020

Net interest income was $4,176 million, a decrease of $241 million or 5%. The decrease was driven by the negative impact of foreign currency translation, and lower margins, partly offset by a higher contribution from asset/liability management activities.

The core banking margin was down nine basis points to 2.26%, driven primarily by lower margins in International Banking and Canadian Banking, related to changes in business mix and central bank rate cuts in 2020, as well as increased levels of high quality, lower-margin liquid assets.

Q2 2021 vs Q1 2021

Net interest income was down $175 million or 4% due to the impact of three fewer days in the quarter and the negative impact of foreign currency translation.

The core banking margin of 2.26% was down one basis point. Lower margins in International Banking primarily related to changes in business mix were largely offset by decreased levels of high quality, lower-margin liquid assets.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net interest income was $8,527 million, a decrease of $282 million or 3%. A higher contribution from asset/liability management activities was more than offset by the negative impact of foreign currency translation, the impact of divested operations, and lower margins.

The core banking margin was down 14 basis points to 2.26%, driven by lower margins in International Banking and Canadian Banking related to changes in business mix and central bank rate cuts in 2020, as well as increased levels of high quality, lower-margin liquid assets.

10    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Q2 2021 vs Q2 2020

Non-interest income was $3,560 million, up $21 million or 1%. The increase was due to higher wealth management revenues, banking revenues, underwriting and advisory fees, and higher income from associated corporations. These were partly offset by lower trading revenues, investment gains, and the negative impact of foreign currency translation.

Q2 2021 vs Q1 2021

Non-interest income was down $161 million or 4% due to lower wealth management revenues from elevated annual performance fees in the prior quarter, lower trading revenues and investment gains. These were partly offset by higher underwriting and advisory fees, and income from associated corporations.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest income was $7,281 million, down $7 million. Adjusted non-interest income was up $145 million or 2%, due primarily to higher wealth management revenues and underwriting and advisory fees. These were partly offset by lower trading revenues, banking revenues and insurance fees, the negative impact of foreign currency translation, and the prior year benefit of aligning the reporting period of Mexico with the Bank.

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was $496 million, compared to $1,846 million, a decrease of $1,350 million or 73%. The provision for credit losses ratio decreased 86 basis points to 33 basis points.

Provision on performing loans was a net reversal of $696 million, compared to $976 million, a decrease of $1,672 million. Of this decrease, $1,276 million is related to retail driven by the more favourable credit and macroeconomic outlook across the footprint and credit migration to impaired, mainly in International Banking. Commercial and corporate banking provisions decreased $396 million due primarily to this quarter’s partial reversal of Energy portfolio related provisions set up last year, as a result of improved market conditions and the more favourable macroeconomic outlook.

Provision on impaired loans was $1,192 million, compared to $870 million, an increase of $322 million or 37% due to elevated write-offs in the retail portfolio in International Banking driven by credit migration from expired payment deferrals, partially offset by lower commercial and corporate provisions. The provision for credit losses ratio on impaired loans increased 24 basis points to 80 basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was $496 million, compared to $764 million, a decrease of $268 million. The provision for credit losses ratio decreased 16 basis points to 33 basis points.

Provision on performing loans was a net reversal of $696 million, compared to $2 million, a decrease of $698 million. Approximately $200 million of this decrease was due to release of allowances built in prior periods reflecting the more favourable credit quality and macroeconomic outlook. The remaining decrease was due to credit migration, the majority of which was to impaired loans in the retail portfolio, mainly in International Banking.

Provision on impaired loans was $1,192 million, an increase of $430 million or 56% due primarily to higher retail provisions in International Banking driven by credit migration of performing loans from expired payment deferrals. The provision for credit losses ratio on impaired loans was 80 basis points, an increase of 31 basis points.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses was $1,260 million, compared to $2,772 million, a decrease of $1,512 million. Adjusted provision for credit losses decreased $1,357 million or 52%. The provision for credit losses ratio decreased 49 basis point to 41 basis points and adjusted provision for credit losses ratio decreased by 44 basis points.

Provision on performing loans was a net reversal of $694 million, compared to $1,067 million, a decrease of $1,761 million. Adjusted provision for performing loans decreased $1,639 million of which $1,267 million related to retail driven by credit migration and the more favourable credit and macroeconomic outlook. Commercial and corporate banking provisions decreased $372 million driven by the favourable macroeconomic outlook, stable credit quality and reversals of Energy portfolio provisions due to improved market conditions.

The provision for credit losses on impaired loans was $1,954 million, an increase of $249 million. Adjusted provision for credit losses on impaired loans increased $282 million or 17% due to higher retail provisions in International Banking driven by credit migration from expired payment deferrals partially offset by lower provisions in Canadian retail, commercial and corporate portfolios. The provision for credit losses ratio on impaired loans increased nine basis points to 64 basis points and by 10 basis points on an adjusted basis.

Non-interest expenses

Q2 2021 vs Q2 2020

Non-interest expenses were $4,042 million, down $321 million or 7%. Adjusted non-interest expenses of $4,016 million also decreased 7%, of which 5% is related to prior year’s metals business charges. The remaining decrease was due to the impact of divested operations, foreign currency translation, lower personnel costs due partly to prior year COVID-19 related employee financial support and benefits, and lower advertising, business development and professional fees. Partly offsetting was higher performance-based compensation.

The productivity ratio was 52.2% compared to 54.8%. On an adjusted basis, the productivity ratio was 51.9% compared to 54.0%. Operating leverage was positive 4.6% on a reported basis and positive 3.8% on an adjusted basis.

Q2 2021 vs Q1 2021

Non-interest expenses were down $166 million or 4%. Adjusted non-interest expenses also decreased 4%. Decreases were due to seasonally higher share-based and performance-based compensation, including amounts related to the elevated wealth management performance fees, and the investment in the SCENE loyalty program, both in the prior quarter, as well as the positive impact of foreign currency translation and three fewer days in the quarter.

Scotiabank Second Quarter Report 2021    11

MANAGEMENT’S DISCUSSION & ANALYSIS

The productivity ratio was 52.2% compared to 52.1%. On an adjusted basis, the productivity ratio was 51.9% compared to 51.8%.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest expenses were down $531 million or 6%. Adjusted non-interest expenses decreased 4%, of which 2% relates to prior year’s metals business charges. The remaining 2% decrease was due to lower personnel costs due partly to prior year COVID-19 related employee financial support and benefits, lower advertising, business development and professional fees expenses, the positive impact of foreign currency translation, and divestitures. Partly offsetting was the investment in the SCENE loyalty program this year, higher performance-based compensation, including amounts related to the elevated wealth management performance fees, and technology-related costs to support business growth.

The productivity ratio was 52.2% compared to 54.5%. On an adjusted basis, the productivity ratio was 51.8% compared to 53.7%. Operating leverage was positive 4.3% on a reported basis and positive 3.4% on an adjusted basis.

Taxes

Q2 2021 vs Q2 2020

The effective tax rate was 23.2% compared to 24.2% in the same quarter last year. On an adjusted basis, the effective tax rate was 23.2% compared to 24.4% due primarily to higher non-deductible expenses in the prior year and changes in business and earnings mix.

Q2 2021 vs Q1 2021

The effective tax rate was 23.2% compared to 22.7% in the previous quarter. On an adjusted basis, the effective tax rate was 23.2% compared to 22.7% due primarily to higher income in higher tax rate jurisdictions.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The effective tax rate was 22.9% compared to 19.7% in the prior year. On an adjusted basis, the effective tax rate was 23.0% compared to 22.1% due primarily to higher income in higher tax rate jurisdictions, partially offset by lower non-deductible expenses in the current year.

Economic Outlook

The global economy remains on track to recover very strongly from the pandemic. Indicators of economic activity in most countries continue to generally surprise on the upside, though lockdown measures put in place to control the spread of the virus in recent weeks will temporarily soften readings for key data. With vaccination rates rising across our footprint, it seems clear that we are slowly gaining control over the pandemic and this suggests a prompt acceleration of economic activity once the current wave passes. The strength observed so far, along with expectations of even stronger growth post-pandemic, has fuelled a very significant increase in commodity prices, which provide a robust economic backdrop for the principal countries in which we operate.

In Canada, we expect growth over the next two years to be the strongest observed since 1985/86. This growth reflects in part a rebound from the impacts of the pandemic last year, but it is also being fuelled by high commodity prices, strong wealth effects from equities and the housing market, record levels of personal and corporate deposits, a continuation of the low interest rate policy by the Bank of Canada, and very robust growth in Canada’s principal trading partner, the United States. Risks appear generally tilted to the upside owing largely to the likelihood of additional fiscal support in the United States. Supply chain delays and rising input prices are an increasing challenge for some firms, and this is likely to lead to a temporary rise in inflation. We expect the Bank of Canada will look through this and only raise its policy rate in the second half of next year. The risk, however, is that rates rise sooner than that, particularly if upside risks to the economic outlook materialize.

The recovery is also underway elsewhere in the world. The United States is forecast to grow more rapidly than Canada given the deployment of large amounts of fiscal spending this year and beyond. With employment growth lagging that in Canada, the Federal Reserve is likely to raise interest rates only in 2023.

The global backdrop is very favourable for the Pacific Alliance countries. Strong growth in China and the US, in addition to the associated jump in commodity prices, and copper prices in particular, is providing a powerful economic impetus for the Pacific Alliance countries. Growth in the region is expected to average 6.5% in 2021, ranging from 4.9% in Mexico to close to 9% in Peru. Political developments are a headwind, with the election in Peru of particular importance. In Chile, the constitutional reform process is underway. Mexico holds mid-term elections in June.

12    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income	$1,934	$1,984	$1,951	$3,918	$3,954
Non-interest income(1)	690	664	575	1,354	1,279
Total revenue	2,624	2,648	2,526	5,272	5,233
Provision for credit losses	145	215	670	360	991
Non-interest expenses	1,229	1,204	1,220	2,433	2,453
Income tax expense	323	318	159	641	460
Net income	$927	$911	$477	$1,838	$1,329
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$927	$911	$477	$1,838	$1,329
Other financial data and measures
Return on equity(2)	23.5%	21.9%	11.4%	22.7%	16.0%
Net interest margin(2)(3)	2.26%	2.26%	2.33%	2.26%	2.35%
Provision for credit losses – performing (Stage 1 and 2)	$(97)	$1	$357	$(96)	$416
Provision for credit losses – impaired (Stage 3)	$242	$214	$313	$456	$575
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.16%	0.23%	0.77%	0.20%	0.57%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.27%	0.23%	0.36%	0.25%	0.33%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.24%	0.22%	0.31%	0.23%	0.30%
Average assets ($ billions)	$372	$368	$359	$370	$357
Average liabilities ($ billions)	$311	$306	$265	$308	$264
(1)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2021 – $26 (January 31, 2021 – $20; April 30, 2020 – $12) and for the six months ended April 30, 2021 – $46 (April 30, 2020 – $32).

(2)	Refer to Non-GAAP Measures on page 5.
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Adjusted Results(1)
Net interest income	$1,934	$1,984	$1,951	$3,918	$3,954
Non-interest income	690	664	575	1,354	1,279
Total revenue	2,624	2,648	2,526	5,272	5,233
Provision for credit losses(2)	145	215	670	360	920
Non-interest expenses(3)	1,224	1,198	1,214	2,422	2,442
Income tax expense	324	320	161	644	482
Net income	$931	$915	$481	$1,846	$1,389
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$931	$915	$481	$1,846	$1,389
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $71 in the first quarter of 2020.
(3)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2021 – $5 (January 31, 2021 – $6; April 30, 2020 – $6) and for the six months ended April 30, 2021 – $11 (April 30, 2020 – $11).

Net income

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $927 million, compared to $477 million. Adjusted net income was $931 million, an increase of $450 million or 94%. The increase was due primarily to lower provision for credit losses and higher non-interest income, partly offset by lower net interest income and higher non-interest expenses.

Scotiabank Second Quarter Report 2021    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased $16 million or 2%. The increase was due primarily to lower provision for credit losses and higher non-interest income, partly offset by lower net interest income and higher non-interest expenses.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $1,838 million, an increase of $509 million or 38%. Adjusted net income was $1,846 million, an increase of $457 million or 33%. The increase was due primarily to lower provision for credit losses, higher non-interest income and lower non-interest expenses, partly offset by lower net interest income.

Average assets

Q2 2021 vs Q2 2020

Average assets increased $14 billion or 4% to $372 billion. The growth included $17 billion or 8% in residential mortgages and $2 billion or 4% in business loans and acceptances, partially offset by declines of $3 billion or 4% in personal loans and $1 billion or 20% in credit card receivables.

Q2 2021 vs Q1 2021

Average assets increased $4 billion or 1%. The growth included $4 billion or 2% in residential mortgages and $2 billion or 4% in business loans and acceptances, partially offset by a decline of $1 billion or 2% in personal loans.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average assets increased $14 billion or 4% to $370 billion. The growth included $16 billion or 8% in residential mortgages and $2 billion or 4% in business loans and acceptances, partially offset by declines of $3 billion or 4% in personal loans and $1 billion or 20% in credit card receivables.

Average liabilities

Q2 2021 vs Q2 2020

Average liabilities increased $46 billion or 17% to $311 billion. The growth included $24 billion or 31% in non-personal deposits and $18 billion or 11% in personal deposits.

Q2 2021 vs Q1 2021

Average liabilities increased $4 billion or 1% largely due to non-personal deposits.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average liabilities increased $44 billion or 17% to $308 billion. The growth included $23 billion or 29% in non-personal deposits and $19 billion or 11% in personal deposits.

Total revenue

Q2 2021 vs Q2 2020

Revenues were $2,624 million, up $98 million or 4%, due primarily to higher non-interest income.

Q2 2021 vs Q1 2021

Revenues declined $24 million or 1%, due primarily to lower net interest income driven by fewer days in the quarter. This was partially offset by higher non-interest income.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Revenues of $5,272 million were up $39 million or 1%. The increase was due primarily to higher non-interest income partially offset by lower net interest income.

Net interest income

Q2 2021 vs Q2 2020

Net interest income of $1,934 million decreased $17 million or 1%, due primarily to margin compression, partially offset by solid volume growth. The net interest margin declined seven basis points to 2.26%, primarily driven by changes in business mix and Bank of Canada interest rate cuts.

Q2 2021 vs Q1 2021

Net interest income decreased $50 million or 2%, driven by three fewer days in the quarter. The margin of 2.26% was in line with the prior quarter.

14    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net interest income of $3,918 million decreased $36 million or 1%, due primarily to margin compression partly offset by solid volume growth. The net interest margin declined nine basis points to 2.26%, primarily driven by changes in business mix and Bank of Canada interest rate cuts.

Non-interest income

Q2 2021 vs Q2 2020

Non-interest income of $690 million increased $115 million or 20%. The increase was due primarily to higher banking fees, mutual fund distribution fees and income from associated corporations.

Q2 2021 vs Q1 2021

Non-interest income increased $26 million or 4% due primarily to higher banking fees, income from associated corporations, and mutual fund distribution fees.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest income of $1,354 million increased $75 million or 6%. The increase was due primarily to higher banking fees, mutual fund distribution fees, and income from associated corporations, partially offset by lower foreign exchange revenues.

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was $145 million, compared to $670 million, down $525 million or 78%. The provision for credit losses ratio decreased 61 basis points to 16 basis points.

Provision on performing loans was a net reversal of $97 million compared to $357 million, a decrease of $454 million of which $318 million was related to retail, driven by the more favourable macroeconomic outlook. Commercial provisions decreased $136 million due primarily to the more favourable credit and macroeconomic outlook.

Provision on impaired loans decreased $71 million to $242 million, down 23% due to lower retail and commercial provisions. The provision for credit losses ratio on impaired loans was 27 basis points, a decrease of nine basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was $145 million compared to $215 million, down $70 million or 32%. The provision for credit losses ratio decreased seven basis points to 16 basis points.

Provision on performing loans was a net reversal of $97 million compared to $1 million, a decrease of $98 million, $54 million in commercial and $44 million in retail provisions. These were driven by improving credit quality and releases for the more favourable credit and macroeconomic outlook.

Provision on impaired loans increased $28 million to $242 million due primarily to higher retail and commercial banking provisions. The provision for credit losses ratio on impaired loans was 27 basis points, an increase of four basis points.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses was $360 million compared to $991 million, a decrease of $631 million. Adjusted provision for credit losses decreased $560 million or 61%. The provision for credit losses ratio was 20 basis points, a decrease of 37 basis points and adjusted provision for credit losses ratio decreased by 33 basis points.

Provision on performing loans was a net reversal of $96 million, a decrease of $512 million. Adjusted provision on performing loans was down $445 million, mostly in retail, due primarily to the more favourable credit and macroeconomic outlook. Adjusted commercial provisions decreased $132 million due primarily to stable credit quality and more favourable macroeconomic outlook.

Provision on impaired loans was $456 million, down $119 million. Adjusted provision on impaired loans was down $115 million due to lower retail provisions. The provision for credit losses ratio on impaired loans was 25 basis points, a decrease of eight basis points and adjusted provision for credit losses ratio also decreased by eight basis points.

Non-interest expenses

Q2 2021 vs Q2 2020

Non-interest expenses were $1,229 million, up $9 million or 1%, due largely to higher technology costs to support business development, partially offset by lower personnel, communications and travel expenses.

Q2 2021 vs Q1 2021

Non-interest expenses were up $25 million or 2%, driven mainly by higher personnel costs to support business development and advertising.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest expenses were $2,433 million, down $20 million or 1%, driven mainly by lower personnel, advertising and business travel costs, partially offset by higher technology costs to support business development.

Scotiabank Second Quarter Report 2021    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate was 25.8% compared to 25.0% in the prior year and 25.9% in the prior quarter

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The effective tax rate of 25.9% increased from 25.7% in the prior year.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income	$1,662	$1,788	$1,907	$3,450	$3,912
Non-interest income(1)(2)	716	773	800	1,489	1,780
Total revenue	2,378	2,561	2,707	4,939	5,692
Provision for credit losses	396	525	1,019	921	1,599
Non-interest expenses	1,294	1,402	1,465	2,696	3,129
Income tax expense/(benefit)	181	157	38	338	197
Net income (loss)	$507	$477	$185	$984	$767
Net income (loss) attributable to non-controlling interest in subsidiaries	$87	$88	$12	$175	$76
Net income attributable to equity holders of the Bank	$420	$389	$173	$809	$691
Other financial data and measures
Return on equity(3)	9.9%	8.5%	3.5%	9.2%	7.0%
Net interest margin(3)(4)	3.95%	4.03%	4.28%	4.00%	4.40%
Provision for credit losses – performing (Stage 1 and 2)	$(545)	$(3)	$488	$(548)	$532
Provision for credit losses – impaired (Stage 3)	$941	$528	$531	$1,469	$1,067
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.18%	1.49%	2.78%	1.34%	2.17%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	2.81%	1.50%	1.45%	2.14%	1.45%
Net write-offs as a percentage of average net loans and acceptances (annualized)	2.72%	1.27%	1.24%	1.98%	1.35%
Average assets ($ billions)	$194	$199	$205	$197	$204
Average liabilities ($ billions)	$149	$153	$154	$151	$152
(1)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2021 – $53 (January 31, 2021 – $49; April 30, 2020 – $65) and for the six months ended April 30, 2021 – $102 (April 30, 2020 – $158).

(2)	Includes one additional month of earnings relating to Mexico of $50 (after tax and NCI $37) in the first quarter of 2020.
(3)	Refer to Non-GAAP Measures on page 5.
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Adjusted Results(1)
Net interest income	$1,662	$1,788	$1,907	$3,450	$3,912
Non-interest income	716	773	800	1,489	1,780
Total revenue	2,378	2,561	2,707	4,939	5,692
Provision for credit losses(2)	396	525	1,019	921	1,522
Non-interest expenses(3)(4)	1,283	1,389	1,420	2,672	3,001
Income tax expense/(benefit)	183	161	52	344	254
Net income	$516	$486	$216	$1,002	$915
Net income (loss) attributable to non-controlling interest in subsidiaries	$87	$88	$19	$175	$103
Net income attributable to equity holders of the Bank	$429	$398	$197	$827	$812
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $77 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended April 30, 2020 – $33 and for the six months ended April 30, 2020 – $104.
(4)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2021 – $11 (January 31, 2021 – $13; April 30, 2020 – $12) and for the six months ended April 30, 2021 – $24 (April 30, 2020 – $24).

16    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Impact of Divested Operations
Net interest income	$3	$6	$13	$9	$88
Non-interest income	2	3	4	5	69
Total revenue	5	9	17	14	157
Provision for credit losses	2	3	10	5	15
Non-interest expenses	3	2	8	5	65
Income tax expense	1	1	2	2	19
Net income	$(1)	$3	$(3)	$2	$58
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$(1)	$3	$(3)	$2	$58

Net income

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $420 million, an increase of $247 million or 143%. Adjusted net income attributable to equity holders was $429 million, an increase of $232 million or 118%. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues and higher income taxes.

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased by $31 million or 8%. This was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $809 million, an increase of $118 million or 17%. Adjusted net income attributable to equity holders was $827 million, an increase of $15 million or 2%. The increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, the impact of divested operations, and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last year.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Constant dollars – Adjusted
Net interest income(2)	$1,662	$1,739	$1,775	$3,450	$3,668
Non-interest income(3)	716	753	750	1,489	1,686
Total revenue	2,378	2,492	2,525	4,939	5,354
Provision for credit losses	396	509	959	921	1,443
Non-interest expenses	1,283	1,354	1,340	2,672	2,839
Income tax expense/(benefit)	183	156	47	344	239
Net income	$516	$473	$179	$1,002	$833
Net income attributable to non-controlling interest in subsidiaries	$87	$87	$17	$175	$98
Net income attributable to equity holders of the Bank	$429	$386	$162	$827	$735
Other financial data and measures
Average assets ($ billions)	$194	$195	$195	$197	$195
Average liabilities ($ billions)	$149	$150	$148	$151	$147
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes one additional month of earnings related to Mexico of $48 (After tax and NCI $36) in the first quarter of 2020.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2021 – $53 (January 31, 2021 – $48; April 30, 2020 – $65) and for the six months ended April 30, 2021 – $102 (April 30, 2020 – $159).

Net income

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $420 million, an increase of $281 million or 203%. Adjusted net income attributable to equity holders increased to $429 million, up 165%. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues and higher income taxes.

Scotiabank Second Quarter Report 2021    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2021 vs Q1 2021

Net income attributable to equity holders increased $43 million or 12%. Adjusted net income attributable to equity holders increased by $43 million or 11%. This was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $809 million, an increase of $190 million or 31%. Adjusted net income attributable to equity holders was $827 million, an increase of $92 million, up 12%. The increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, the impact of divested operations, and the Alignment of reporting period last year.

Average assets

Q2 2021 vs Q2 2020

Average assets were $194 billion and in line with the prior year. Loans declined by 2%, partially offset by an increase in investment securities. The decline in loans was driven by a 11% decrease in personal and credit card loans and a 2% decrease in commercial loans, partially offset by a 5% increase in mortgages.

Q2 2021 vs Q1 2021

Average assets were $194 billion and in line with the prior quarter. Total loans increased by 1% due primarily to a 1% increase in commercial loans and mortgages, partially offset by a 3% decline in personal and credit card loans.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average assets increased by $2 billion or 1% due to higher investment securities, partially offset by a 1% decrease in total loans driven by a 11% decline in personal and credit card loans.

Average liabilities

Q2 2021 vs Q2 2020

Average liabilities were $149 billion and in line with the prior year. Total deposits declined by 2% driven by non-personal deposits in Latin America.

Q2 2021 vs Q1 2021

Average liabilities were in line with the prior quarter, including total deposits.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average liabilities increased by $4 billion or 3% driven by higher funding from central banks. Total deposits declined by 1% driven by a 3% decline in non-personal deposits. The negative impact of divested operations on total deposits was 3%.

Total revenue

Q2 2021 vs Q2 2020

Revenues were $2,378 million, a decrease of $147 million, or 6%. The decline was due mainly to lower net interest income, insurance fees and income from associated corporations.

Q2 2021 vs Q1 2021

Revenues decreased by $114 million, or 5%. The decline was due primarily to three fewer days in the quarter. In addition, lower investment gains, trading revenues, and insurance fees contributed to the decline.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Revenues were $4,939 million, down $415 million or 8%. The decline was due mainly to lower net interest income, banking and card fees, insurance fees, income from associated corporations and the Alignment of the reporting period in Mexico last year.

Net interest income

Q2 2021 vs Q2 2020

Net interest income was $1,662 million, down 6% driven by lower loan volumes and margin compression. Net interest margin reduced 33 basis points due primarily to the impact of rate reductions across the footprint, changes in business mix, and increased volume of high quality liquid assets.

Q2 2021 vs Q1 2021

Net interest income decreased $77 million, down 4% primarily due to a reduction in personal and credit card loans and three fewer days in the quarter. The net interest margin reduced 8 basis points due primarily to changes in business mix and the impact of rate reductions in Mexico.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net interest income was $3,450 million, down 6%. Excluding the impact of divested operations, net interest income decreased 4%. The decline was due to margin compression and a reduction in personal and credit card loans. The net interest margin reduced 40 basis points due to the impact of rate reductions across the footprint, changes in business mix, and increased volume of high quality liquid assets.

18    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income

Q2 2021 vs Q2 2020

Non-interest income was $716 million, down 5%, due to lower insurance fees, income from associated corporations and card fees, partially offset by higher banking fees.

Q2 2021 vs Q1 2021

Non-interest income decreased $37 million, down 5% due to lower trading revenues, investment gains, card fees and insurance fees, partially offset by higher banking fees.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest income was $1,489 million, down 12%, due primarily to lower banking and card fees, insurance fees, and the Alignment of the reporting period last year. The negative impact of divested operations on non-interest income was 4%.

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was $396 million compared to $959 million, down $563 million or 59%. The provision for credit losses ratio decreased 160 basis points to 118 basis points.

Provision on performing loans was a net reversal of $545 million, compared to $459 million, a decrease of $1,004 million of which $934 million related to retail driven primarily by credit migration mainly in Peru and Colombia. The decrease was also driven by lower retail and commercial provisions due to the more favourable credit and macroeconomic outlook.

Provision on impaired loans increased $441 million to $941 million, due primarily to higher retail provisions driven by credit migration mainly in Peru and Colombia from expired payment deferrals. The provision for credit losses ratio on impaired loans was 281 basis points, an increase of 136 basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was $396 million compared to $509 million, down $113 million or 22%. The provision for credit losses ratio decreased 31 basis points to 118 basis points.

Provision on performing loans was a net reversal of $545 million, compared to a net reversal of $4 million, a decrease of $541 million of which $531 million related to retail driven by credit migration mainly in Peru and Colombia and the more favourable credit and macroeconomic outlook this quarter.

Provision on impaired loans increased $429 million to $941 million due primarily to higher retail provisions driven by credit migration mainly in Peru and Colombia. The provision for credit losses ratio on impaired loans increased 131 basis points to 281 basis points.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses was $921 million, compared to $1,516 million. Adjusted provision for credit losses decreased $522 million primarily driven by lower retail provisions on performing loans. The provision for credit losses ratio was 134 basis points, a decrease of 83 basis points and adjusted provision for credit losses ratio decreased by 73 basis points.

Provision on performing loans was a net reversal of $548 million, down $1,055 million. Adjusted provision on performing loans decreased $1,008 million of which $933 million related to retail driven by credit migration to impaired, mainly in Peru and Colombia and a more favourable credit and macroeconomic outlook.

Provision on impaired loans was $1,469 million, up $460 million. Adjusted provision on impaired loans was up $486 million due primarily to higher retail provisions driven by credit migration from expired payment deferrals mainly in Peru and Colombia. The provision for credit losses ratio on impaired loans was 214 basis points, an increase of 69 basis points and adjusted provision for credit losses ratio increased by 73 basis points.

Non-interest expenses

Q2 2021 vs Q2 2020

Non-interest expenses were $1,294 million, down 6%. On an adjusted basis, non-interest expenses decreased 4%. The decline was driven by lower salary and benefits, and premises and technology costs related to efficiency initiatives.

Q2 2021 vs Q1 2021

Non-interest expenses decreased 5%. The decline was driven primarily by lower personnel costs and technology cost related to efficiency initiatives.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest expenses were $2,696 million, down 9%. On an adjusted basis, non-interest expenses decreased 6% or 4% excluding the impact of divested operations. The decline was driven by lower salary and benefits, and premises and technology costs related to efficiency initiatives and synergies.

Taxes

Q2 2021 vs Q2 2020

The effective tax rate for the quarter was 26.2%, compared to 16.9% in the same quarter last year. On an adjusted basis, the effective tax rate was 26.2%, compared to 19.1% due primarily to proportionately higher income in higher tax rate jurisdictions and changes in earnings mix.

Scotiabank Second Quarter Report 2021    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2021 vs Q1 2021

The effective tax rate was 26.2%, compared to 24.8% last quarter. On an adjusted basis, the effective tax rate was 26.2% compared to 24.9% due primarily to changes in earnings mix.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The effective tax rate year-to-date was 25.6%, compared to 20.4% last year. The adjusted effective tax rate is 25.6% compared to 21.7%, due primarily to proportionately higher income in higher tax rate jurisdictions and changes in earnings mix.

Global Wealth Management	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income	$152	$155	$145	$307	$286
Non-interest income	1,156	1,235	982	2,391	1,998
Total revenue	1,308	1,390	1,127	2,698	2,284
Provision for credit losses	(2)	4	2	2	3
Non-interest expenses	802	817	715	1,619	1,452
Income tax expense	134	148	106	282	216
Net income	$374	$421	$304	$795	$613
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$5	$5
Net income attributable to equity holders of the Bank	$372	$418	$302	$790	$608
Other financial data and measures
Return on equity(1)	16.4%	17.6%	13.2%	17.0%	13.2%
Assets under administration ($ billions)	$571	$546	$477	$571	$477
Assets under management ($ billions)	$332	$314	$278	$332	$278
Average assets ($ billions)	$28	$27	$26	$28	$26
Average liabilities ($ billions)	$45	$42	$39	$43	$37
(1)	Refer to Non-GAAP Measures on page 5.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Adjusted Results(1)
Net interest income	$152	$155	$145	$307	$286
Non-interest income	1,156	1,235	982	2,391	1,998
Total revenue	1,308	1,390	1,127	2,698	2,284
Provision for credit losses(2)	(2)	4	2	2	2
Non-interest expenses(3)(4)	792	808	698	1,600	1,420
Income tax expense	138	150	111	288	225
Net income	$380	$428	$316	$808	$637
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$5	$5
Net income attributable to equity holders of the Bank	$378	$425	$314	$803	$632
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $1 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended April 30, 2020 – $8 and for the six months ended April 30, 2020 – $13.
(4)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended April 30, 2021 – $10 (January 31, 2021 – $9; April 30, 2020 – $9) and for the six months ended April 30, 2021 – $19 (April 30, 2020 – $19).

Net income

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $372 million, an increase of $70 million or 23%. Adjusted net income increased to $378 million, up 21%. This growth is due primarily to higher mutual fund fees and brokerage revenues, partially offset by higher volume-related expenses.

Q2 2021 vs Q1 2021

Net income attributable to equity holders decreased $46 million or 11%. Net income was up $16 million or 5% excluding the seasonally elevated performance fees in the prior quarter, driven by higher fee income from strong net sales and market appreciation partly offset by volume driven expense growth.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $790 million, an increase of $182 million or 30%. Adjusted net income increased to $803 million, up 27%. This increase is due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher volume related expenses.

20    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Assets under management (AUM) and assets under administration (AUA)

Q2 2021 vs Q2 2020

Assets under management of $332 billion increased $54 billion or 19%, while assets under administration of $571 billion increased $94 billion or 20%. The growth in AUM and AUA was due primarily to higher net sales and market appreciation.

Q2 2021 vs Q1 2021

Assets under management increased $18 billion or 6%, and assets under administration increased by $25 billion or 4%, due primarily to higher net sales and market appreciation.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Assets under management of $332 billion increased $54 billion or 19%, while assets under administration of $571 billion increased $94 billion or 20%. The growth in AUM and AUA was due primarily to higher net sales and market appreciation.

Total revenue

Q2 2021 vs Q2 2020

Revenues were $1,308 million, up $181 million or 16% due primarily to higher fee income driven by higher net sales, trading volumes, and market appreciation.

Q2 2021 vs Q1 2021

Revenues were down $82 million or 6% or up 3% excluding the impact of elevated performance fees in the prior quarter. The increase was due to higher fee income driven by higher net sales and market appreciation.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Revenues of $2,698 million were up $414 million or 18%, due primarily to higher mutual fund fees, brokerage revenues from higher customer activity, and elevated performance fees.

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was a net reversal of $2 million, a decrease of $4 million from last year. The provision for credit losses ratio was negative four basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was a net reversal of $2 million, a decrease of $6 million. The provision for credit losses ratio was negative four basis points.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses was $2 million. The provision for credit losses ratio was three basis points.

Non-interest expenses

Q2 2021 vs Q2 2020

Non-interest expenses of $802 million were up $87 million or 12%, driven mainly by higher volume-related expenses, and technology costs to support business initiatives, partly offset by lower travel and business development expenses.

Q2 2021 vs Q1 2021

Non-interest expenses were down $15 million or 2%, due largely to the impact of the shorter quarter and higher variable compensation related to performance fees last quarter, partly offset by higher volume-related expenses.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest expenses of $1,619 million were up $167 million or 12%, due largely to higher volumes including variable compensation driven by higher performance fees, and technology costs to support business initiatives, partly offset by lower travel and business development expenses.

Taxes

The effective tax rate was 26.3% compared to 25.9% in the prior year and 26.0% in the prior quarter.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The effective tax rate of 26.1% compared to 26.0% in the prior year.

Scotiabank Second Quarter Report 2021    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income	$350	$358	$385	$708	$710
Non-interest income	907	978	1,075	1,885	1,917
Total revenue	1,257	1,336	1,460	2,593	2,627
Provision for credit losses	(43)	20	155	(23)	179
Non-interest expenses	633	614	616	1,247	1,270
Income tax expense	150	159	166	309	283
Net income	$517	$543	$523	$1,060	$895
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$517	$543	$523	$1,060	$895
Other financial data and measures
Return on equity(1)	17.4%	17.3%	15.4%	17.3%	13.5%
Provision for credit losses – performing (Stage 1 and 2)	$(55)	$5	$130	$(50)	$118
Provision for credit losses – impaired (Stage 3)	$12	$15	$25	$27	$61
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.18)%	0.08%	0.54%	(0.05)%	0.33%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.05%	0.06%	0.09%	0.05%	0.11%
Net write-offs as a percentage of average net loans and acceptances	0.06%	0.10%	0.04%	0.08%	0.07%
Average assets ($ billions)	$399	$395	$433	$397	$422
Average liabilities ($ billions)	$398	$387	$378	$393	$357
(1)	Refer to Non-GAAP Measures on page 5.

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Adjusted Results(1)
Net interest income	$350	$358	$385	$708	$710
Non-interest income(2)	907	978	1,075	1,885	2,019
Total revenue	1,257	1,336	1,460	2,593	2,729
Provision for credit losses(3)	(43)	20	155	(23)	173
Non-interest expenses	633	614	616	1,247	1,270
Income tax expense	150	159	166	309	312
Net income	$517	$543	$523	$1,060	$974
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$517	$543	$523	$1,060	$974
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $102 in the first quarter of 2020.
(3)	Includes adjustment for Allowance for credit losses – Additional scenario of $6 in the first quarter of 2020.

Net income

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $517 million, a decrease of $6 million or 1%. This was due to lower net interest income and non-interest income, higher non-interest expenses and the impact of foreign currency translation, partly offset by lower provision for credit losses.

Q2 2021 vs Q1 2021

Net income attributable to equity holders decreased by $26 million or 5%. This was due mainly to lower net interest income and non-interest income, higher non-interest expenses and the impact of foreign currency translation, partly offset by lower provision for credit losses.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $1,060 million, an increase of $165 million or 18%. Adjusted net income attributable to equity holders increased by $86 million or 9%. This was due to lower non-interest expenses and provision for credit losses, partly offset by lower net interest income and non-interest income.

Average assets

Q2 2021 vs Q2 2020

Average assets were $399 billion, a decrease of $34 billion or 8% due mainly to decreases in loans, securities purchased under resale agreements and the negative impact of foreign currency translation.

22    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2021 vs Q1 2021

Average assets increased $4 billion or 1% due mainly to an increase in trading assets, partly offset by the negative impact of foreign currency translation.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average assets were $397 billion, a decrease of $25 billion or 6% due mainly to decreases in loans, securities purchased under resale agreements and the impact of foreign currency translation, partly offset by an increase in trading assets.

Average liabilities

Q2 2021 vs Q2 2020

Average liabilities of $398 billion were higher by $20 billion or 5%, due mainly to strong growth in deposits of 28%, partly offset by a decrease in derivative-related liabilities.

Q2 2021 vs Q1 2021

Average liabilities increased $11 billion or 3% due mainly to growth in deposits.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Average liabilities of $393 billion, increased $36 billion or 10%, due mainly to strong growth in deposits of 31%.

Total revenue

Q2 2021 vs Q2 2020

Revenues were $1,257 million, a decrease of $203 million or 14% due primarily to lower non-interest income driven by trading-related revenues, lower net interest income and the negative impact of foreign currency translation.

Q2 2021 vs Q1 2021

Revenues decreased by $79 million or 6% due mainly to lower trading-related revenues and the negative impact of foreign currency translation.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Revenues decreased by $34 million or 1%. Adjusted revenues decreased by $136 million or 5% due mainly to lower trading revenues and the impact of foreign currency translation.

Net interest income

Q2 2021 vs Q2 2020

Net interest income was $350 million, a decrease of $35 million or 9%. The decrease was due mainly to lower lending volumes and the impact of foreign currency translation, partly offset by higher deposit volumes.

Q2 2021 vs Q1 2021

Net interest income decreased by $8 million or 2%. The decrease was due mainly to lower loan origination fees and the impact of foreign currency translation, partly offset by an increase in lending margins.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net interest income decreased by $2 million, due mainly to lower loan volume and the impact of foreign currency translation, partly offset by higher lending margins and higher deposit volumes.

Non-interest income

Q2 2021 vs Q2 2020

Non-interest income was $907 million, a decrease of $168 million or 16% from the prior year due mainly to lower fixed income trading-related revenues and the negative impact of foreign currency translation, partly offset by higher equities trading-related revenues and higher underwriting fees.

Q2 2021 vs Q1 2021

Non-interest income decreased by $71 million or 7% due mainly to lower trading-related revenues and the negative impact of foreign currency translation, partly offset by higher underwriting fees.

Scotiabank Second Quarter Report 2021    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest income was $1,885 million, a decrease of $32 million or 2%. Adjusted non-interest income decreased $134 million or 7% due mainly to lower fixed income trading-related revenues, partly offset by higher equities trading-related revenues and higher underwriting fees.

Provision for credit losses

Q2 2021 vs Q2 2020

The provision for credit losses was a net reversal of $43 million compared to $155 million, a decrease of $198 million. The provision for credit losses ratio was negative 18 basis points, a decrease of 72 basis points.

Provision on performing loans was a net reversal of $55 million compared to $130 million, a decrease of $185 million due primarily to reversals of Energy portfolio provisions this quarter due to improved market conditions.

Provision on impaired loans was $12 million compared to $25 million, down $13 million due primarily to lower provisions in the Energy portfolio. The provision for credit losses ratio on impaired loans was five basis points, a decrease of four basis points.

Q2 2021 vs Q1 2021

The provision for credit losses was a net reversal of $43 million compared to $20 million, a decrease of $63 million. The provision for credit losses ratio was negative 18 basis points, a decrease of 26 basis points.

Provision on performing loans was a net reversal of $55 million compared to $5 million, a decrease of $60 million due primarily to reversals of Energy portfolio provisions this quarter due to improved market conditions.

Provision on impaired loans was $12 million compared to $15 million, down by $3 million. The provision for credit losses ratio on impaired loans was five basis points, a decrease of one basis point.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The provision for credit losses decreased $202 million while adjusted provision for credit losses decreased $196 million. The provision for credit losses ratio decreased 38 basis points to negative five basis points, and adjusted provision for credit losses ratio decreased by 37 basis points.

Provision on performing loans was a reversal of $50 million, down $168 million. Adjusted provision on performing loans decreased $162 million due primarily to reversals of Energy portfolio provisions due to improved market conditions.

Provision on impaired loans was $27 million, down $34 million due primarily to lower provisions relating to the Energy portfolio. The provision for credit losses ratio on impaired loans was five basis points, a decrease of six basis points.

Non-interest expenses

Q2 2021 vs Q2 2020

Non-interest expenses of $633 million increased $17 million or 3%. The increase was driven primarily by higher technology and transaction-related costs, partially offset by the benefit of foreign currency translation.

Q2 2021 vs Q1 2021

Non-interest expenses increased $19 million or 3% due higher technology and transaction-related costs, partly offset by lower share-based compensation, which is seasonally higher in the first quarter.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Non-interest expenses of $1,247 million decreased $23 million or 2% driven by lower personnel costs, lower advertising and business development costs and the impact of foreign currency translation, partly offset by higher technology and transaction-related costs.

Taxes

Q2 2021 vs Q2 2020

The effective tax rate for the quarter was 22.5% compared to 24.1%, due mainly to the change in earnings mix across jurisdictions.

Q2 2021 vs Q1 2021

The effective tax rate for the quarter remained relatively flat to the prior quarter.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

The effective tax rate was 22.6% compared to 24.0% or 24.2% on an adjusted basis, due mainly to the change in earnings mix across jurisdictions.

24    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Reported Results
Net interest income(2)	$78	$66	$29	$144	$(53)
Non-interest income(2)(3)	91	71	107	162	314
Total revenue	169	137	136	306	261
Provision for credit losses	–	–	–	–	–
Non-interest expenses	84	171	347	255	477
Income tax expense/(benefit)(2)	(46)	(80)	(46)	(126)	(262)
Net income (loss)	$131	$46	$(165)	$177	$46
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$(1)	$1	$–	$(27)
Net income (loss) attributable to equity holders	$130	$47	$(166)	$177	$73
Other measures
Average assets ($ billions)	$158	$166	$158	$162	$138
Average liabilities ($ billions)	$177	$196	$274	$188	$267
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2021 – $76 (January 31, 2021 – $69; April 30, 2020 – $75) and for six months ended April 30, 2021 – $145 (April 30, 2020 – $143) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended April 30, 2021 – $30 (January 31, 2021 – $(15); April 30, 2020 – $(21)) and for the six months ended April 30, 2021 – $15 (April 30, 2020 – $(46)).

	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Adjusted Results(1)
Net interest income	$78	$66	$29	$144	$(53)
Non-interest income(2)(3)	91	71	107	162	60
Total revenue	169	137	136	306	7
Provision for credit losses	–	–	–	–	–
Non-interest expenses(3)(4)	84	171	347	255	427
Income tax expense/(benefit)	(46)	(80)	(46)	(126)	(220)
Net income (loss)	$131	$46	$(165)	$177	$(200)
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$(1)	$1	$–	$1
Net income (loss) attributable to equity holders	$130	$47	$(166)	$177	$(201)
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $14 in the first quarter of 2020.
(3)	Includes adjustment for Net (gain)/loss on divestitures of $(262) in the first quarter of 2020.
(4)	Includes adjustment for software impairment charge of $44 in the first quarter of 2020.

The Other segment includes Group Treasury, smaller operating segments, net gain or loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2021 vs Q2 2020

Net income attributable to equity holders was $130 million, compared to a net loss of $166 million. The increase of $296 million was due mainly to lower non-interest expenses, which included metals business charges of $212 million and higher COVID-19 related costs in the prior year, as well as higher contribution from asset/liability management activities in the current year.

Q2 2021 vs Q1 2021

Net income attributable to equity holders was $130 million, an increase of $83 million. The increase was due mainly to lower non-interest expenses as a result of the investment in the SCENE loyalty program in the prior quarter, and higher investment gains.

Year-to-date Q2 2021 vs Year-to-date Q2 2020

Net income attributable to equity holders was $177 million compared to $73 million. Adjusted net income attributable to equity holders was $177 million compared to a net loss of $201 million. The increase of $378 million was due mainly to lower non-interest expenses, which included metals business charges of $232 million and higher COVID-19 related costs in the prior year, as well as higher investment gains in the current year.

Scotiabank Second Quarter Report 2021    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended April 30, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,238	$181	$398	$298	$383	$179	$339	$160	$4,176
Non-interest income	2,322	239	173	121	156	95	173	281	3,560
Total revenue	4,560	420	571	419	539	274	512	441	7,736
Provision for credit losses	116	(16)	83	137	48	59	64	5	496
Non-interest expenses	2,298	238	300	165	239	161	326	315	4,042
Income tax expense	483	25	54	31	54	22	26	47	742
Net income	1,663	173	134	86	198	32	96	74	2,456
Net income attributable to non-controlling interests in subsidiaries	1	–	3	(2)	54	13	21	–	90
Net income attributable to equity holders of the Bank	$1,662	$173	$131	$88	$144	$19	$75	$74	$2,366
Adjusted results
Adjustments	10	–	–	1	5	–	1	2	19
Adjusted net income (loss) attributable to equity holders of the Bank	$1,672	$173	$131	$89	$149	$19	$76	$76	$2,385
Average Assets ($ billions)	$688	$165	$41	$27	$53	$13	$30	$134	$1,151

	For the three months ended January 31, 2021									For the three months ended April 30, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,272	$177	$452	$356	$375	$192	$366	$161	$4,351	$2,183	$215	$409	$428	$353	$203	$441	$185	$4,417
Non-interest income	2,411	242	170	151	180	104	163	300	3,721	1,901	443	164	155	173	116	189	398	3,539
Total revenue	4,683	419	622	507	555	296	529	461	8,072	4,084	658	573	583	526	319	630	583	7,956
Provision for credit losses	229	2	102	223	67	63	60	18	764	773	31	205	248	180	170	179	60	1,846
Non-interest expenses	2,365	230	322	179	250	175	357	330	4,208	2,271	409	313	215	229	204	391	331	4,363
Income tax expense	458	29	52	23	56	17	28	39	702	234	89	12	28	24	(15)	(1)	52	423
Net income	1,631	158	146	82	182	41	84	74	2,398	806	129	43	92	93	(40)	61	140	1,324
Net income attributable to non-controlling interests in subsidiaries	–	–	3	(3)	52	19	19	–	90	1	–	1	–	18	(23)	18	–	15
Net income attributable to equity holders of the Bank	$1,631	$158	$143	$85	$130	$22	$65	$74	$2,308	$805	$129	$42	$92	$75	$(17)	$43	$140	$1,309
Adjusted results
Adjustments	9	–	–	3	5	–	1	2	20	15	–	–	2	8	6	8	1	40
Adjusted net income (loss) attributable to equity holders of the Bank	$1,640	$158	$143	$88	$135	$22	$66	$76	$2,328	$820	$129	$42	$94	$83	$(11)	$51	$141	$1,349
Average Assets ($ billions)	$700	$149	$41	$29	$53	$13	$31	$139	$1,155	$693	$180	$41	$31	$51	$13	$35	$137	$1,181

	For the six months ended April 30, 2021									For the six months ended April 30, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$4,510	$358	$850	$654	$758	$371	$705	$321	$8,527	$4,280	$374	$842	$863	$706	$426	$936	$382	$8,809
Non-interest income	4,733	481	343	272	336	199	336	581	7,281	3,949	788	403	336	377	239	418	778	7,288
Total revenue	9,243	839	1,193	926	1,094	570	1,041	902	15,808	8,229	1,162	1,245	1,199	1,083	665	1,354	1,160	16,097
Provision for credit losses	345	(14)	185	360	115	122	124	23	1,260	1,115	34	311	362	308	258	298	86	2,772
Non-interest expenses	4,663	468	622	344	489	336	683	645	8,250	4,538	658	647	443	510	452	841	692	8,781
Income tax expense	941	54	106	54	110	39	54	86	1,444	422	147	70	98	54	(20)	31	92	894
Net income	3,294	331	280	168	380	73	180	148	4,854	2,154	323	217	296	211	(25)	184	290	3,650
Net income attributable to non-controlling interests in subsidiaries	1	–	6	(5)	106	32	40	–	180	(28)	–	5	10	49	(19)	37	–	54
Net income attributable to equity holders of the Bank	$3,293	$331	$274	$173	$274	$41	$140	$148	$4,674	$2,182	$323	$212	$286	$162	$(6)	$147	$290	$3,596
Adjusted results
Adjustments	19	–	–	4	10	–	2	4	39	(113)	–	7	5	38	16	50	7	10
Adjusted net income (loss) attributable to equity holders of the Bank	$3,312	$331	$274	$177	$284	$41	$142	$152	$4,713	$2,069	$323	$219	$291	$200	$10	$197	$297	$3,606
Average Assets ($ billions)	$694	$157	$41	$28	$53	$13	$31	$137	$1,154	$670	$172	$41	$30	$50	$13	$37	$134	$1,147

26    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2021(1)	January 31 2021(1)	October 31 2020(1)	July 31 2020(1)	April 30 2020(1)	January 31 2020(1)	October 31 2019	July 31 2019
Reported results
Net interest income	$4,176	$4,351	$4,258	$4,253	$4,417	$4,392	$4,336	$4,374
Non-interest income	3,560	3,721	3,247	3,481	3,539	3,749	3,632	3,285
Total revenue	$7,736	$8,072	$7,505	$7,734	$7,956	$8,141	$7,968	$7,659
Provision for credit losses	496	764	1,131	2,181	1,846	926	753	713
Non-interest expenses	4,042	4,208	4,057	4,018	4,363	4,418	4,311	4,209
Income tax expense	742	702	418	231	423	471	596	753
Net income	$2,456	$2,398	$1,899	$1,304	$1,324	$2,326	$2,308	$1,984
Basic earnings per share ($)	1.89	1.87	1.44	1.10	1.03	1.86	1.76	1.51
Diluted earnings per share ($)	1.88	1.86	1.42	1.04	1.00	1.84	1.73	1.50
Core banking margin (%)(2)	2.26	2.27	2.22	2.10	2.35	2.45	2.40	2.45
Effective tax rate (%)	23.2	22.7	18.0	15.1	24.2	16.8	20.5	27.5
Adjusted results(2):
Adjusted net income	$2,475	$2,418	$1,938	$1,308	$1,371	$2,344	$2,400	$2,455
Adjusted diluted earnings per share	$1.90	$1.88	$1.45	$1.04	$1.04	$1.83	$1.82	$1.88
(1)	The amounts for 2021 and 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated.
(2)	Refer to page 5 for a discussion of Non-GAAP Measures.

Trending analysis

Earnings have been trending upwards after initial reductions in net income due to the impact of the COVID-19 pandemic. Results this quarter increased both quarter over quarter and year over year. The results in 2020 were negatively impacted by COVID-19 which resulted in significantly higher provision for credit losses and lower personal and commercial revenue, partly offset by strong capital markets results. The Bank reported strong net income in the periods prior to the pandemic, with solid growth in revenue, prudent expense management, and stable loan loss provisions, partly offset by the impact of divestitures.

Canadian Banking results have gradually improved in recent quarters. Results in 2020 reflected the impact of COVID-19, with higher loan loss provisions, lower fee revenue and lower net interest margins. Increased earnings in the recent quarters were largely driven by improved revenue growth, ongoing expense management and lower loan loss provisions, as a result of a more favourable macroeconomic outlook and lower net write-offs.

International Banking results have gradually improved in recent quarters. The results in 2020 were negatively impacted by the pandemic, reflecting significantly higher loan loss provisions, margin contraction and lower non-interest income, as well as the impact from divestitures. These were partially offset by lower expenses driven by effective cost management initiatives.

Global Wealth Management has delivered strong earnings growth in recent quarters. Revenue increase was driven by strong sales momentum and elevated levels of market activity in the Canadian asset management and wealth advisory businesses. Expense growth in recent quarters was due largely to high volume-driven expenses.

Global Banking and Markets results are driven mainly by market conditions that impact client activity in the corporate and investment banking and capital markets businesses. Following the onset of the COVID-19 pandemic, 2020 was characterized by elevated levels of market volatility. Capital markets businesses benefited from these market conditions as client activity increased. Corporate banking also benefited from strong growth in loan and deposit volumes. The current quarter’s results continue to be driven by good performance across most capital markets businesses, although normalizing on a quarter-over-quarter and year-over-year basis. Corporate banking has also experienced a gradual normalization of loan volumes on a year-over-year basis. This quarter’s results also benefitted from loan loss recoveries as a result of a more favourable macroeconomic outlook.

Provision for credit losses

The provision for credit losses increased significantly in 2020 due largely to the COVID-19 impact on the macroeconomic outlook, and its estimated future impact on credit migration. This was due primarily to higher provisions on performing loans in the International Banking and Canadian Banking retail portfolios. This trend has been improving in the last three quarters.

Non-interest expenses

Non-interest expenses have generally decreased over the period, driven by ongoing expense management and efficiency initiatives, the impact of foreign currency translation, and divested operations. Partly offsetting were increase in costs to support business growth, technology and regulatory initiatives. Expenses in fiscal 2020 were impacted by the metals business charges and incremental COVID-related costs.

Income taxes

The effective tax rate was 23.2% this quarter and averaged 21.0% over the period, with a range of 15.1% to 27.5%. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

Scotiabank Second Quarter Report 2021    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position

Condensed balance sheet

	As at
(Unaudited) ($ billions)	April 30 2021	October 31 2020
Assets
Cash, deposits with financial institutions and precious metals	$52.6	$77.6
Trading assets	144.2	117.8
Securities purchased under resale agreements and securities borrowed	131.1	119.7
Investment securities	85.1	111.4
Loans	608.2	603.3
Other	104.0	106.7
Total assets	$1,125.2	$1,136.5
Liabilities
Deposits	$756.7	$750.8
Obligations related to securities sold under repurchase agreements and securities lent	116.0	137.8
Other liabilities	175.7	170.0
Subordinated debentures	6.4	7.4
Total liabilities	$1,054.8	$1,066.0
Equity
Common equity	63.5	62.8
Preferred shares and other equity instruments	4.5	5.3
Non-controlling interests in subsidiaries	2.4	2.4
Total equity	$70.4	$70.5
Total liabilities and equity	$1,125.2	$1,136.5

The Bank’s total assets as at April 30, 2021 were $1,125 billion, down $11 billion or 1% from October 31, 2020. Cash and deposits with financial institutions decreased $24 billion due primarily to lower balances on deposit with central banks. Trading securities increased $29 billion due to higher trading and client activity. Investment securities decreased $26 billion from October 31, 2020 due primarily to lower holdings of Canadian federal, provincial and U.S. government debt in the liquidity portfolio. Loans increased $5 billion from October 31, 2020 or $17 billion, excluding the impact of foreign currency translation. Residential mortgages increased $12 billion primarily in Canada. This was partially offset by lower personal loans and credit cards of $5 billion from decreased customer activity and the foreign currency translation impact on business and government loans. Securities purchased under resale agreements and securities borrowed increased $11 billion due to higher client demand. Derivative instrument assets decreased $4 billion due mainly to changes in foreign exchange rates. Adjusting for the impact of foreign currency translation, total assets were up $23 billion or 2%.

Total liabilities were $1,055 billion as at April 30, 2021, down $11 billion or 1% from October 31, 2020. Total deposits increased $6 billion. Personal deposits of $247 billion were consistent with October 31, 2020 as underlying growth of $3 billion was offset by foreign currency translation. Business and government deposits grew by $4 billion with underlying growth of $22 billion partially offset by foreign currency translation. Obligations related to securities sold short increased by $10 billion due mainly to higher trading and client activity. Other liabilities decreased $5 billion due primarily to the revaluation of the Bank’s employee benefit plans and lower collateral requirements. Adjusting for the impact of foreign currency translation, total liabilities were up $23 billion or 2%.

Total shareholders’ equity decreased $81 million from October 31, 2020. Current year earnings of $4,854 million and the revaluation of the Bank’s employee benefit plans of $1,122 million was more than off-set by dividends paid of $2,303 million, a decrease of $2,504 million in the cumulative foreign currency amount, redemption of preferred shares of $759 million, change in value of cash flow hedges of $359 million, and change in own credit risk on financial liabilities designated under the fair value option of $235 million.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2020 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2020 Annual Report.

Significant developments that took place during this quarter are as follows:

Credit risk

Allowance for credit losses

IFRS 9 Financial Instruments, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. Expert credit judgement was applied to consider the exceptional circumstances of COVID-19, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of a significant increase in risk.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic scenarios) as key inputs into the expected credit loss provisioning models. In these scenarios the Bank considered economic recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods. The pessimistic scenario featuring a W-shaped recovery includes a renewed virus-related lockdown with a resulting economic contraction in the spring of 2021 and growth rebounding in mid-year. The more severe pessimistic front loaded scenario, with an L-shaped recovery, also features a contraction in the spring of 2021 with a subdued rebound delayed to 2022.

28    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

The table below shows a comparison of projections for the next 12 months, as at April 30, 2021, January 31, 2021 and October 31, 2020, of select macroeconomic variables that impact the expected credit loss calculations (see page 59 for all key variables):

Next 12 months	Base Case Scenario			Alternative Scenario - Optimistic			Alternative Scenario - Pessimistic			Alternative Scenario - Pessimistic Front Loaded
	As at April 30 2021	As at January 31 2021	As at October 31 2020	As at April 30 2021	As at January 31 2021	As at October 31 2020	As at April 30 2021	As at January 31 2021	As at October 31 2020	As at April 30 2021	As at January 31 2021	As at October 31 2020
Canada
Real GDP growth, y/y % change	7.8	4.6	3.1	9.9	6.5	4.7	2.8	-0.6	-2.0	-3.5	-6.8	-10.8
Unemployment rate, average %	6.7	7.9	7.3	6.1	7.4	6.7	9.3	10.1	9.9	12.2	13.0	14.1
US
Real GDP growth, y/y % change	8.2	4.3	2.5	10.3	5.7	3.6	4.8	0.9	-0.5	0.9	-2.9	-7.4
Unemployment rate, average %	5.0	6.2	6.3	4.5	5.8	6.1	6.7	7.4	8.1	8.0	8.7	10.5
Global
WTI oil price, average USD/bbl	62	48	48	70	54	52	54	41	42	50	38	37

The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at April 30, 2021 and January 31, 2021, under the base case scenario:

	Base Case Scenario
	Calendar Quarters				Average	Calendar Quarters				Average
Next 12 months	Q2 2021	Q3 2021	Q4 2021	Q1 2022	April 30 2021	Q1 2021	Q2 2021	Q3 2021	Q4 2021	January 31 2021
Canada
Real GDP growth, y/y % change	14.1	6.6	5.3	5.2	7.8	-2.2	11.8	4.2	4.6	4.6
Unemployment rate, average %	7.7	7.0	6.4	5.9	6.7	8.4	8.2	7.7	7.3	7.9
US
Real GDP growth, y/y % change	11.8	6.6	7.3	7.0	8.2	-1.2	10.1	3.8	4.3	4.3
Unemployment rate, average %	5.8	5.3	4.8	4.2	5.0	6.1	6.1	6.2	6.3	6.2
Global
WTI oil price, average USD/bbl	60	61	65	61	62	44	47	49	52	48

The total allowance for credit losses as at April 30, 2021 was $6,893 million. The allowance for credit losses on loans was $6,716 million, down $874 million from the prior quarter. The decrease was due primarily to lower performing loan provisions driven by credit migration and write-offs related to the International Banking retail portfolio, more favourable macroeconomic outlook and the impact of foreign currency translation.

The allowance against performing loans was lower at $4,778 million compared to $5,596 million as at January 31, 2021. The decrease was due primarily to credit migration related to the International Banking retail portfolio, mainly in Peru and Colombia, more favourable macroeconomic outlook and the impact of foreign currency translation.

The allowance on impaired loans decreased to $1,938 million from $1,994 million last quarter. The decrease is due primarily to the impact of foreign currency translation as higher provisions related to the International Banking retail portfolio were offset by write-offs mainly in Peru and Colombia due to expiry of payment deferrals.

Impaired loans

Gross impaired loans decreased to $5,116 million as at April 30, 2021, from $5,279 million last quarter. The decrease was due primarily to the impact of foreign currency translation and higher write-offs related to the International Banking retail portfolio driven by credit migration due to expired payment deferrals in Peru and Colombia. Commercial and corporate impaired loans were higher due primarily to a new formation in one account in the real estate and construction sector. The gross impaired loan ratio was 81 basis points as at April 30, 2021, a decrease of three basis points.

Net impaired loans in Canadian Banking were $538 million as at April 30, 2021, a decrease of $47 million from January 31, 2021. International Banking’s net impaired loans were $2,375 million as at April 30, 2021, a decrease of $124 million from January 31, 2021, driven by impact of foreign currency translation and write-offs mainly in Peru and Colombia. In Global Banking and Markets, net impaired loans were $243 million as at April 30, 2021, an increase of $70 million from January 31, 2021 due primarily to a new formation in one account in the real estate and construction sector. In Global Wealth Management, net impaired loans were $22 million as at April 30, 2021, a decrease of $6 million from January 31, 2021. Net impaired loans as a percentage of loans and acceptances were 0.50% as at April 30, 2021, a decrease of two basis points from 0.52% from last quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.

Scotiabank Second Quarter Report 2021    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2021, these loans amounted to $400 billion or 64% of the Bank’s total loans and acceptances outstanding (January 31, 2021 – $396 billion or 63%). Of these, $317 billion or 79% are real estate secured loans (January 31, 2021 – $311 billion or 78%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2021
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,551	2.2%	$5,693	2.2%	$11,244	4.4%	$–	–%	$1,046	5.2%	$1,046	5.2%
Quebec	8,172	3.2	9,319	3.6	17,491	6.8	–	–	941	4.6	941	4.6
Ontario	39,191	15.2	98,024	38.2	137,215	53.4	–	–	11,149	55.1	11,149	55.1
Manitoba & Saskatchewan	5,542	2.2	4,422	1.7	9,964	3.9	–	–	670	3.2	670	3.2
Alberta	18,047	7.0	13,740	5.3	31,787	12.3	1	–	2,668	13.2	2,669	13.2
British Columbia & Territories	12,976	5.0	36,400	14.2	49,376	19.2	–	–	3,779	18.7	3,779	18.7
Canada(3)	$89,479	34.8%	$167,598	65.2%	$257,077	100%	$1	–%	$20,253	100%	$20,254	100%
International	–	–	39,650	100	39,650	100	–	–	–	–	–	–
Total	$89,479	30.2%	$207,248	69.8%	$296,727	100%	$1	–%	$20,253	100%	$20,254	100%
	As at January 31, 2021
Canada(3)	$91,173	36.4%	$159,164	63.6%	$250,337	100%	$1	–%	$20,135	100%	$20,136	100%
International	–	–	40,137	100	40,137	100	–	–	–	–	–	–
Total	$91,173	31.4%	$199,301	68.6%	$290,474	100%	$1	–%	$20,135	100%	$20,136	100%
	As at October 31, 2020
Canada(3)	$93,684	38.2%	$151,360	61.8%	$245,044	100%	$1	–%	$20,978	100%	$20,979	100%
International	–	–	39,640	100	39,640	100	–	–	–	–	–	–
Total	$93,684	32.9%	$191,000	67.1%	$284,684	100%	$1	–%	$20,978	100%	$20,979	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,701 (January 31, 2021 – $3,645; October 31, 2020 – $3,671) of which $2,745 are insured (January 31, 2021 – $2,705; October 31, 2020 – $2,630).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at April 30, 2021
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	32.5%	38.1%	27.8%	1.4%	0.2%	100%
International	64.4%	17.7%	15.7%	2.2%	0.0%	100%
	As at January 31, 2021
Canada	33.2%	37.7%	27.9%	1.0%	0.2%	100%
International	63.6%	17.5%	14.5%	4.3%	0.1%	100%
	As at October 31, 2020
Canada	33.5%	37.5%	27.6%	1.2%	0.2%	100%
International	64.9%	17.4%	14.4%	3.2%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 65% uninsured (January 31, 2021 – 64%; October 31, 2020 – 62%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (January 31, 2021 – 52%; October 31, 2020 – 52%).

30    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended April 30, 2021
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada:(2)
Atlantic provinces	67.1%	61.5%
Quebec	65.7	70.5
Ontario	63.7	62.9
Manitoba & Saskatchewan	69.4	61.9
Alberta	68.0	73.0
British Columbia & Territories	64.3	62.9
Canada(2)	64.4%	63.8%
International	73.9%	n/a
	For the three months ended January 31, 2021
Canada(2)	64.4%	64.3%
International	74.4%	n/a
	For the three months ended October 31, 2020
Canada(2)	64.6%	64.8%
International	73.8%	n/a
(1)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (93% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $11.4 billion as at April 30, 2021 (January 31, 2021 – $10.9 billion; October 31, 2020 – $12.6 billion), $3.7 billion to banks (January 31, 2021 – $4.2 billion; October 31, 2020 – $4.4 billion) and $14.5 billion to corporates (January 31, 2021 – $15.0 billion; October 31, 2020 – $14.6 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.3 billion as at April 30, 2021 (January 31, 2021 – $0.3 billion; October 31, 2020 – $0.3 billion).

Scotiabank Second Quarter Report 2021    31

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is distributed as below:

	As at
	April 30, 2021							January 31 2021	October 31 2020
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total	Total
Greece	$–	$–	$–	$–	$–	$–	$–	$4	$–
Ireland	820	608	(10)	245	1,663	883	2,546	2,670	2,608
Italy	42	–	(4)	10	48	219	267	260	322
Portugal	–	–	–	–	–	–	–	2	3
Spain	808	2	73	46	929	398	1,327	1,413	1,390
Total GIIPS	$1,670	$610	$59	$301	$2,640	$1,500	$4,140	$4,349	$4,323
U.K.	$7,755	$4,140	$1,068	$2,617	$15,580	$12,585	$28,165	$24,818	$30,772
Germany	304	105	2,170	69	2,648	964	3,612	3,055	3,559
France	985	77	968	5	2,035	1,679	3,714	3,748	4,168
Netherlands	553	94	688	431	1,766	893	2,659	2,702	3,106
Switzerland	645	22	(16)	215	866	968	1,834	2,000	2,018
Other	1,339	152	2,049	505	4,045	1,922	5,967	6,583	6,385
Total Non-GIIPS	$11,581	$4,590	$6,927	$3,842	$26,940	$19,011	$45,951	$42,906	$50,008
Total Europe	$13,251	$5,200	$6,986	$4,143	$29,580	$20,511	$50,091	$47,255	$54,331
(1)

Individual allowances for impaired loans are $4. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,632 as at April 30, 2021 (January 31, 2021 – $3,989; October 31, 2020 – $4,069).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,682 and collateral held against SFT was $36,534.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2021	January 31 2021	April 30 2020
Credit spread plus interest rate	$14.3	$14.5	$32.3
Credit spread	6.2	8.4	30.4
Interest rate	15.3	14.9	8.0
Equities	6.1	9.4	8.1
Foreign exchange	2.9	3.1	2.0
Commodities	4.9	5.6	5.1
Debt specific	2.8	4.1	7.2
Diversification effect	(14.3)	(19.1)	(20.5)
Total VaR	$16.7	$17.6	$34.2
Total Stressed VaR	$40.2	$33.8	$42.5

In the second quarter of 2021, the average one-day Total VaR remained relatively flat with less than $1 million quarter-over-quarter change.

The average one-day Total Stressed VaR increased during the quarter to $40.2 million from $33.8 million in the previous quarter. The higher average one-day Total Stressed VaR was mainly due to increases in fixed income exposures. Stressed VaR is calculated using the worst case scenario from fixed historical periods. During the past year, the worst case has varied between late 2008/2009 and the COVID-19 stress period starting in March 2020. In Q2 2021, the Stressed VaR was calculated from 2008/2009 credit crisis period.

There were no trading loss days in the current and the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero. These

32    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	April 30, 2021						January 31, 2021		April 30, 2020
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$166	$126	$292	$(208)	$(90)	$(298)	$307	$19	$119	$(255)
-25 bps	(47)	(32)	(79)	1	(6)	(5)	(79)	(90)	(33)	(2)

During the second quarter of 2021, both interest rate sensitivities remained within the Bank’s approved consolidated limits.

The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$553	$553	$–	$–	n/a
Trading assets	144,247	144,159	88	–	Interest rate, FX
Derivative financial instruments	40,573	33,222	7,351	–	Interest rate, FX, equity
Investment securities	85,107	–	85,107	–	Interest rate, FX, equity
Loans	608,165	–	608,165	–	Interest rate, FX
Assets not subject to market risk(1)	246,603	–	–	246,603	n/a
Total assets	$1,125,248	$177,934	$700,711	$246,603
Deposits	$756,661	$–	$713,154	$43,507	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	20,406	–	20,406	–	Interest rate, equity
Obligations related to securities sold short	41,768	41,768	–	–	n/a
Derivative financial instruments	39,868	33,502	6,366	–	Interest rate, FX, equity
Trading liabilities(2)	444	444	–	–	n/a
Pension and other benefit liabilities	2,053	–	2,053	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	193,626	–	–	193,626	n/a
Total liabilities	$1,054,826	$75,714	$741,979	$237,133
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,181	$1,181	$–	$–	n/a
Trading assets	117,839	117,492	347	–	Interest rate, FX
Derivative financial instruments	45,065	39,294	5,771	–	Interest rate, FX, equity
Investment securities	111,389	–	111,389	–	Interest rate, FX, equity
Loans	603,263	–	603,263	–	Interest rate, FX
Assets not subject to market risk(1)	257,729	–	–	257,729	n/a
Total assets	$1,136,466	$157,967	$720,770	$257,729
Deposits	$750,838	$–	$709,850	$40,988	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	18,899	–	18,899	–	Interest rate, equity
Obligations related to securities sold short	31,902	31,902	–	–	n/a
Derivative financial instruments	42,247	36,038	6,209	–	Interest rate, FX, equity
Trading liabilities(2)	1,112	1,112	–	–	n/a
Pension and other benefit liabilities	3,464	–	3,464	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	217,501	–	–	217,501	n/a
Total liabilities	$1,065,963	$69,052	$738,422	$258,489
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Second Quarter Report 2021 33

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2020 Annual Report.

Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs. Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2021 unencumbered liquid assets were $229 billion (October 31, 2020 – $250 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 80% of liquid assets (October 31, 2020 – 72%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 20% (October 31, 2020 – 28%). The decrease in total liquid assets was mainly attributable to a decrease in cash and deposits with central banks, Canadian government obligations, deposits with financial institutions and NHA mortgage-backed securities, which was partially offset by an increase in foreign government obligations and other securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2021. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at April 30, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$45,468	$–	$45,468	$–	$6,148	$39,320	$–
Deposits with financial institutions	6,549	–	6,549	–	114	6,435	–
Precious metals	553	–	553	–	–	553	–
Securities:
Canadian government obligations	61,602	19,427	81,029	36,991	–	44,038	–
Foreign government obligations	67,683	84,163	151,846	78,111	–	73,735	–
Other securities	89,402	89,962	179,364	137,704	–	41,660	–
Loans:
NHA mortgage-backed securities	32,834	–	32,834	9,900	–	22,934	–
Call and short loans	35	–	35	–	–	35	–
Total	$304,126	$193,552	$497,678	$262,706	$6,262	$228,710	$–

	As at October 31, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other securities	69,470	78,238	147,708	114,867	–	32,841	–
Loans:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Total	$329,172	$172,160	$501,332	$243,985	$7,093	$250,254	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

34    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2021	October 31 2020
The Bank of Nova Scotia (Parent)	$165,963	$192,490
Bank domestic subsidiaries	20,250	14,517
Bank foreign subsidiaries	42,497	43,247
Total	$228,710	$250,254

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at April 30, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$45,468	$–	$45,468	$–	$6,148	$39,320	$–
Deposits with financial institutions	6,549	–	6,549	–	114	6,435	–
Precious metals	553	–	553	–	–	553	–
Liquid securities:
Canadian government obligations	61,602	19,427	81,029	36,991	–	44,038	–
Foreign government obligations	67,683	84,163	151,846	78,111	–	73,735	–
Other liquid securities	89,402	89,962	179,364	137,704	–	41,660	–
Other securities	3,536	12,677	16,213	2,686	–	–	13,527
Loans classified as liquid assets:
NHA mortgage-backed securities	32,834	–	32,834	9,900	–	22,934	–
Call and short loans	35	–	35	–	–	35	–
Other loans	581,828	–	581,828	4,705	61,097	14,107	501,919
Other financial assets(4)	190,329	(121,624)	68,705	6,946	–	–	61,759
Non-financial assets	45,429	–	45,429	–	–	–	45,429
Total	$1,125,248	$84,605	$1,209,853	$277,043	$67,359	$242,817	$622,634

	As at October 31, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Liquid securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other liquid securities	69,470	78,238	147,708	114,867	–	32,841	–
Other securities	3,621	7,794	11,415	3,227	–	–	8,188
Loans classified as liquid assets:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Other loans	576,183	–	576,183	7,640	81,780	17,702	469,061
Other financial assets(4)	182,671	(109,231)	73,440	6,182	–	–	67,258
Non-financial assets	44,819	–	44,819	–	–	–	44,819
Total	$1,136,466	$70,723	$1,207,189	$261,034	$88,873	$267,956	$589,326
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As at April 30, 2021 total encumbered assets of the Bank were $344 billion (October 31, 2020 – $350 billion). Of the remaining $865 billion (October 31, 2020 – $857 billion) of unencumbered assets, $243 billion (October 31, 2020 – $268 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

Scotiabank Second Quarter Report 2021    35

MANAGEMENT’S DISCUSSION & ANALYSIS

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2021 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $21 million or $178 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended April 30, 2021, based on the average daily positions in the quarter.

For the quarter ended April 30, 2021 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$201,094

Cash outflows
Retail deposits and deposits from small business customers, of which:	$229,629	$19,925
Stable deposits	95,830	3,096
Less stable deposits	133,799	16,829
Unsecured wholesale funding, of which:	250,501	107,548
Operational deposits (all counterparties) and deposits in networks of cooperative banks	101,683	24,111
Non-operational deposits (all counterparties)	131,126	65,745
Unsecured debt	17,692	17,692
Secured wholesale funding	*	60,767
Additional requirements, of which:	231,869	49,905
Outflows related to derivative exposures and other collateral requirements	41,248	25,159
Outflows related to loss of funding on debt products	3,230	3,230
Credit and liquidity facilities	187,391	21,516
Other contractual funding obligations	1,774	1,613
Other contingent funding obligations(4)	414,860	6,274
Total cash outflows	*	$246,032

Cash inflows
Secured lending (e.g. reverse repos)	$187,082	$48,560
Inflows from fully performing exposures	23,247	14,572
Other cash inflows	27,249	27,249
Total cash inflows	$237,578	$90,381
		Total adjusted value(5)
Total HQLA	*	$201,094
Total net cash outflows	*	$155,651
Liquidity coverage ratio (%)	*	129%
For the quarter ended January 31, 2021 ($ millions)		Total adjusted value(5)
Total HQLA	*	$213,013
Total net cash outflows	*	$165,026
Liquidity coverage ratio (%)	*	129%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 63 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The Bank’s average LCR for the quarter ended April 30, 2021 versus the average of the previous quarter was unchanged. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

36    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

The following table presents the Bank’s NSFR as at April 30, 2021.

	Unweighted Value by Residual Maturity				Weighted value
As at April 30, 2021 ($ millions)	No maturity(1)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$74,283	$–	$–	$952	$75,235
Regulatory capital	74,283	–	–	–	74,283
Other capital instruments	–	–	–	952	952
Retail deposits and deposits from small business customers:	206,329	52,350	20,903	21,225	275,079
Stable deposits	89,902	14,808	7,342	5,504	111,954
Less stable deposits	116,427	37,542	13,561	15,721	163,125
Wholesale funding:	175,277	240,188	38,758	84,989	238,482
Operational deposits	88,676	5,563	–	–	47,119
Other wholesale funding	86,601	234,625	38,758	84,989	191,363
Liabilities with matching interdependent assets	–	2,574	2,051	22,520	–
Other liabilities:	67,353	83,379			20,944
NSFR derivative liabilities		8,590
All other liabilities and equity not included in the above categories	67,353	52,922	1,847	20,020	20,944
Total ASF					$609,740
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$26,967
Deposits held at other financial institutions for operational purposes	$2,660	$–	$–	$–	$1,330
Performing loans and securities:	97,102	134,446	49,088	419,980	458,732
Performing loans to financial institutions secured by Level 1 HQLA	221	38,006	3,366	102	3,935
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,326	44,255	11,079	10,842	23,623
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	47,028	42,986	22,543	181,494	225,500
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	322	630	3,448	2,717
Performing residential mortgages, of which:	19,848	8,010	11,480	221,060	175,732
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	19,848	7,832	11,384	208,621	165,023
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	27,679	1,189	620	6,482	29,942
Assets with matching interdependent liabilities	–	2,574	2,051	22,520	–
Other assets:	1,152		114,582		40,853
Physical traded commodities, including gold	1,152				979
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		1,898			1,614
NSFR derivative assets		7,073			–
NSFR derivative liabilities before deduction of variation margin posted		17,513			876
All other assets not included in the above categories	–	50,742	–	37,356	37,384
Off-balance sheet items			405,649		15,914
Total RSF					$543,796
Net Stable Funding Ratio (%)					112%
(1)

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

As at January 31, 2021 ($millions)	Weighted value
Total ASF	$620,754
Total RSF	538,974
Net stable funding ratio (%)	115%

Scotiabank Second Quarter Report 2021    37

MANAGEMENT’S DISCUSSION & ANALYSIS

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets. Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

The decrease in the Bank’s NSFR as at April 30, 2021 versus the previous quarter end was attributable to lower ASF from wholesale funding and higher RSF from mortgage and loan growth.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $324 billion as at April 30, 2021 (October 31, 2020 – $325 billion). The decrease since October 31, 2020 was primarily impacted by capital redemptions, partially offset by organic capital growth and an increase in personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $145 billion (October 31, 2020 – $168 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust (START) program. Prior to maturities in February 2020, unsecured personal lines of credit were securitized through the Halifax Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust (START) program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority and the Swiss Stock Exchange. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at April 30, 2021, issued and outstanding liabilities of $35 billion (October 31, 2020 – $33 billion) were subject to conversion under the bail-in regime.

Starting from the second quarter of 2020, the Bank accessed programs of central banks launched or amended in response to COVID-19 to supplement its funding. In March 2021, upon completion of the programs’ expected duration of twelve months and encouraged by improvements in financial market conditions, the Bank of Canada announced discontinuation of the market functioning programs effective April 2021.

38    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at April 30, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,775	$496	$17	$37	$79	$2,404	$77	$–	$–	$2,481
Bearer notes, commercial paper and certificate of deposits	2,281	15,307	11,498	9,671	7,193	45,950	556	164	46	46,716
Asset-backed commercial paper(3)	1,469	1,566	602	–	–	3,637	–	–	–	3,637
Senior notes (4)(5)	467	3,297	923	2,411	6,184	13,282	11,223	7,623	10,405	42,533
Bail-inable notes(5)	–	–	–	76	126	202	3,119	21,663	9,814	34,798
Asset-backed securities	–	–	–	602	1	603	259	284	138	1,284
Covered bonds	–	–	5,537	1,847	–	7,384	6,843	8,876	2,737	25,840
Mortgage securitization(6)	–	2,161	413	669	1,382	4,625	4,196	13,409	4,890	27,120
Subordinated debt(7)	–	–	–	27	49	76	49	1,874	6,320	8,319
Total wholesale funding sources	$5,992	$22,827	$18,990	$15,340	$15,014	$78,163	$26,322	$53,893	$34,350	$192,728

Of Which:

Unsecured funding	$4,523	$19,099	$12,438	$12,222	$13,631	$61,913	$15,025	$31,324	$26,585	$134,847
Secured funding	1,469	3,728	6,552	3,118	1,383	16,250	11,297	22,569	7,765	57,881

	As at October 31, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,084	$439	$88	$36	$1	$1,648	$–	$–	$–	$1,648
Bearer notes, commercial paper and certificate of deposits	5,813	9,539	10,475	6,856	4,567	37,250	953	346	67	38,616
Asset-backed commercial paper(3)	606	2,307	400	–	–	3,313	–	–	–	3,313
Senior notes (4)(5)	144	5,642	4,822	3,843	923	15,374	14,753	12,109	10,337	52,573
Bail-inable notes (5)	–	1,362	–	–	–	1,362	214	21,980	9,397	32,953
Asset-backed securities	–	1,811	12	–	–	1,823	956	542	254	3,575
Covered bonds	–	–	3,330	–	5,804	9,134	3,879	13,396	4,086	30,495
Mortgage securitization(6)	212	1,558	243	2,161	413	4,587	3,700	14,058	5,076	27,421
Subordinated debt(7)	69	–	–	–	–	69	79	389	8,818	9,355
Total wholesale funding sources	$7,928	$22,658	$19,370	$12,896	$11,708	$74,560	$24,534	$62,820	$38,035	$199,949

Of Which:

Unsecured funding	$7,110	$16,982	$15,385	$10,735	$5,491	$55,703	$15,999	$34,824	$28,619	$135,145
Secured funding	818	5,676	3,985	2,161	6,217	18,857	8,535	27,996	9,416	64,804
(1)

Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $229 billion as at April 30, 2021 (October 31, 2020 – $250 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Second Quarter Report 2021    39

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at April 30, 2021, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$44,912	$513	$357	$210	$191	$571	$780	$623	$4,413		$52,570
Trading assets	2,329	4,155	3,386	1,414	3,815	6,611	16,980	27,961	77,596		144,247
Securities purchased under resale agreements and securities borrowed	98,798	13,278	6,141	2,005	1,593	7,933	796	537	–		131,081
Derivative financial instruments	2,220	2,623	2,677	3,188	2,083	10,415	4,752	12,615	–		40,573
Investment securities – FVOCI	3,065	3,966	7,757	2,177	2,576	9,392	22,770	7,754	2,684		62,141
Investment securities – amortized cost	957	1,779	1,073	603	1,297	3,291	7,474	5,451	–		21,925
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,041		1,041
Loans	43,915	29,800	28,577	30,991	27,102	92,472	261,421	41,720	52,167		608,165
Residential mortgages	2,481	5,224	9,292	11,250	9,227	47,728	176,491	31,214	3,820	(1)	296,727
Personal loans	2,231	2,017	3,372	2,961	2,828	13,227	21,319	5,274	37,453		90,682
Credit cards	–	–	–	–	–	–	–	–	12,826		12,826
Business and government	39,203	22,559	15,913	16,780	15,047	31,517	63,611	5,232	4,784	(2)	214,646
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,716)		(6,716)
Customers’ liabilities under acceptances	13,317	2,031	107	33	108	–	–	–	–		15,596
Other assets	–	–	–	–	–	–	–	–	47,909		47,909
Total assets	$209,513	$58,145	$50,075	$40,621	$38,765	$130,685	$314,973	$96,661	$185,810		$1,125,248

Liabilities and equity
Deposits	$57,533	$45,426	$38,890	$43,270	$29,115	$34,044	$57,766	$19,463	$431,154		$756,661
Personal	11,457	11,802	10,897	13,323	9,620	7,053	7,842	246	174,421		246,661
Non-personal	46,076	33,624	27,993	29,947	19,495	26,991	49,924	19,217	256,733		510,000
Financial instruments designated at fair value through profit or loss	201	841	465	506	1,287	4,826	3,047	9,233	–		20,406
Acceptances	13,389	2,031	107	33	108	–	–	–	–		15,668
Obligations related to securities sold short	2,062	425	392	542	586	7,124	10,996	7,601	12,040		41,768
Derivative financial instruments	2,340	2,513	1,747	3,876	1,603	9,400	5,963	12,426	–		39,868
Obligations related to securities sold under repurchase agreements and securities lent	86,487	4,445	1,699	121	6,902	14,580	88	1,647	–		115,969
Subordinated debentures	–	–	–	–	–	–	1,733	4,706	–		6,439
Other liabilities	2,970	1,592	2,019	896	3,373	3,823	10,540	6,559	26,275		58,047
Total equity	–	–	–	–	–	–	–	–	70,422		70,422
Total liabilities and equity	$164,982	$57,273	$45,319	$49,244	$42,974	$73,797	$90,133	$61,635	$539,891		$1,125,248

Off-balance sheet commitments
Credit commitments(3)	$2,460	$18,685	$18,274	$18,155	$21,292	$40,435	$100,559	$13,640	$–		$233,500
Financial guarantees(4)	–	–	–	–	–	–	–	–	33,733		33,733
Outsourcing obligations(5)	20	39	57	56	52	207	355	51	–		837
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

40    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,983	$469	$471	$225	$187	$496	$904	$767	$8,139		$77,641
Trading assets	2,312	4,412	4,426	1,752	2,135	6,366	21,720	16,856	57,860		117,839
Securities purchased under resale agreements and securities borrowed	83,584	21,620	10,059	2,765	1,719	–	–	–	–		119,747
Derivative financial instruments	2,026	4,140	623	2,156	2,312	8,141	7,242	18,425	–		45,065
Investment securities – FVOCI	2,755	5,041	6,941	3,213	6,374	10,179	34,214	7,948	1,832		78,497
Investment securities – amortized cost	1,196	1,707	4,155	2,787	931	4,337	7,626	8,905	–		31,644
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,248		1,248
Loans	42,908	28,913	31,072	32,724	31,159	92,194	248,377	42,114	53,802		603,263
Residential mortgages	2,938	5,271	9,009	13,400	13,458	49,948	158,050	30,012	2,598	(1)	284,684
Personal loans	2,827	1,605	3,290	3,227	4,358	11,053	23,137	5,279	38,982		93,758
Credit cards	–	–	–	–	–	–	–	–	14,797		14,797
Business and government	37,143	22,037	18,773	16,097	13,343	31,193	67,190	6,823	5,064	(2)	217,663
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,639)		(7,639)
Customers’ liabilities under acceptances	11,756	1,986	439	30	17	–	–	–	–		14,228
Other assets	–	–	–	–	–	–	–	–	47,294		47,294
Total assets	$212,520	$68,288	$58,186	$45,652	$44,834	$121,713	$320,083	$95,015	$170,175		$1,136,466

Liabilities and equity
Deposits	$65,249	$47,997	$53,315	$38,786	$23,698	$39,350	$73,007	$20,614	$388,822		$750,838
Personal	10,231	13,741	15,088	11,626	6,192	11,691	9,861	216	167,489		246,135
Non-personal	55,018	34,256	38,227	27,160	17,506	27,659	63,146	20,398	221,333		504,703
Financial instruments designated at fair value through profit or loss	195	305	779	1,029	470	4,781	2,332	9,008	–		18,899
Acceptances	11,833	1,986	439	30	17	–	–	–	–		14,305
Obligations related to securities sold short	161	397	611	275	463	1,749	6,236	8,713	13,297		31,902
Derivative financial instruments	2,017	3,916	670	2,188	2,887	8,499	6,338	15,732	–		42,247
Obligations related to securities sold under repurchase agreements and securities lent	107,391	5,496	7,407	8,382	1,593	7,494	–	–	–		137,763
Subordinated debentures	–	–	–	–	–	–	–	7,405	–		7,405
Other liabilities	635	1,391	1,575	1,417	1,572	6,319	10,876	6,424	32,395		62,604
Total equity	–	–	–	–	–	–	–	–	70,503		70,503
Total liabilities and equity	$187,481	$61,488	$64,796	$52,107	$30,700	$68,192	$98,789	$67,896	$505,017		$1,136,466

Off-balance sheet commitments
Credit commitments(3)	$5,374	$13,010	$22,643	$24,764	$20,386	$34,638	$108,929	$5,625	$–		$235,369
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,519		35,519
Outsourcing obligations(5)	20	40	58	57	57	210	451	57	–		950
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)

The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing. Amounts have been restated from those previously reported.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P.

On April 22, 2021, DBRS Morningstar confirmed the Bank’s ratings and Stable outlook. No other rating agency has made affirmations of or changes to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Second Quarter Report 2021    41

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 72 of the Bank’s 2020 Annual Report.

In the second quarter of 2020, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced, as described on page 62 of the Bank’s 2020 Annual Report. The Bank adopted these changes in line with OSFI’s expectations and continues to apply them in our regulatory capital and leverage ratio calculations as at April 30, 2021.

In December 2020, OSFI announced that the Domestic Stability Buffer will remain at 1.0%. OSFI’s minimum Pillar 1 capital ratio requirements, including the D-SIB 1% surcharge and its Domestic Stability Buffer are: 9.0%, 10.5% and 12.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In March 2021, OSFI announced the unwinding of the temporary regulatory adjustments to its market risk capital requirements. Effective May 1, 2021, the temporary reduction in the Stressed Value at Risk (SVaR) multiplier by two notches would no longer apply, returning the SVaR multiplier requirements to pre-pandemic levels. As at April 30, 2021, the Bank’s Common Equity Tier 1 capital ratio included a benefit of 17 basis points from OSFI’s temporary reduction in the SVaR multiplier.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	April 30 2021	January 31 2021	October 31 2020
Common Equity Tier 1 capital	$49,697	$49,542	$49,165
Tier 1 capital	55,152	55,293	55,362
Total regulatory capital	63,686	63,724	64,512
Risk-weighted assets(1)	$404,727	$406,780	$417,138
Capital ratios (%):
Common Equity Tier 1 capital ratio	12.3	12.2	11.8
Tier 1 capital ratio	13.6	13.6	13.3
Total capital ratio	15.7	15.7	15.5
Leverage:
Leverage exposures	$1,180,223	$1,179,755	$1,170,290
Leverage ratio (%)	4.7	4.7	4.7
(1)	As at April 30, 2021, January 31, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.3% at April 30, 2021, an increase of approximately 10 basis points from the prior quarter, due primarily to strong internal capital generation and the reduction of the employee pension and post-retirement benefits liability, partly offset by strong growth in risk-weighted assets, a lower CET1 inclusion from declines in Stage 1 and Stage 2 expected credit losses (ECL) and the impacts of foreign currency translation from a stronger Canadian dollar. As at April 30, 2021, the Bank’s CET1 ratio included a benefit of 14 basis points (January 31, 2021 – 22 basis points; October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 ECL relative to their pre-crisis baseline levels.

The Bank’s Tier 1 and Total capital ratios were unchanged from the prior quarter at 13.6% and 15.7%, respectively, due primarily to the above noted impacts to the CET1 ratio, substantially offset by the redemption of $350 million of Basel III compliant NVCC preferred shares.

As at April 30, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $49.7 billion, as at April 30, 2021, an increase of approximately $0.2 billion from the prior quarter due primarily to internal capital generation of $1.2 billion and lower regulatory capital deductions of $0.3 billion, partly offset by lower accumulated other comprehensive income of $1.0 billion, primarily due to foreign currency translation adjustments, and a lower benefit from OSFI’s transitional adjustment for the partial inclusion of ECL of $0.3 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) decreased during the quarter by $2.1 billion to $404.7 billion. Excluding the negative impact of foreign currency translation, RWA grew $6.0 billion mainly from business lending and retail mortgages.

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its recapitalization in the event of its failure. Effective November 1, 2021, D-SIBs will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 21.5% of risk-weighted assets (plus the Domestic Stability Buffer requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual D-SIBs or groups of D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. The Bank expects to meet the minimum requirements when they come into effect on November 1, 2021.

Normal Course Issuer Bid

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the six months ended April 30, 2021.

The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.

42    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Common dividend

The Board of Directors, at its meeting on May 31, 2021, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of July 6, 2021 on July 28, 2021.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend dividend increases as part of COVID-19 measures.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 177 of the Bank’s 2020 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, including that from COVID-19, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 94 of the Bank’s 2020 Annual Report).

Total derivative notional amounts were $5,334 billion as at April 30, 2021, compared to $5,432 billion as at January 31, 2021 (October 31, 2020 – $5,621 billion). The quarterly decrease was due primarily to foreign currency translation partially offset by higher volume of interest rate contracts. The total notional amount of over-the-counter derivatives was $5,134 billion compared to $5,243 billion January 31, 2021 (October 31, 2020 – $5,426 billion), of which $3,629 billion was settled through central counterparties as at April 30, 2021 (January 31, 2021 – 3,657 billion; October 31, 2020 – $3,834 billion). The credit equivalent amount, after taking master netting arrangements into account, was $35.6 billion, compared to $31.1 billion at January 31, 2021. The increase was primarily attributable to the higher exposure of commodity and equity contracts offset by a decrease in interest rate contracts and foreign currency translation.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 77 of the Bank’s 2020 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 72 to 75 of the Bank’s 2020 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.7 billion as at April 30, 2021 (October 31, 2020 – $4.2 billion). As at April 30, 2021, total commercial paper outstanding for these conduits was $4.4 billion (October 31, 2020 – $3.1 billion). Funded assets purchased and held by these conduits as at April 30, 2021, as reflected at original cost, were $4.4 billion (October 31, 2020 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2020.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 2% from October 31, 2020. The increase is primarily due to securities lending activities. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income were $162 million for the three months ended April 30, 2021, compared to $168 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2020 Annual Report, as may be updated below.

Scotiabank Second Quarter Report 2021    43

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Response to COVID-19

In March 2020, the Government of Canada and financial institution regulators introduced many new measures and economic relief initiatives to keep the financial system resilient and well capitalized in response to COVID-19. The Bank is actively monitoring developments to these measures and initiatives, and continues to participate in certain government and regulatory programs. For more details on such programs and initiatives and the impact on the Bank’s operations, refer to page 25 of the Bank’s 2020 Annual Report.

The regulatory environment experienced increased regulatory reporting requirements with respect to prudential regulation, consumer protection and customer assistance programs. In response to the increased requirements, the Bank has mobilized projects to support.

Regulatory Initiatives Impacting Financial Services in Canada

On June 12, 2020, Bill 64, an Act to modernize legislative provisions as regards the protection of personal information, was tabled at the National Assembly of Quebec. This Bill will reform the Quebec private-sector privacy act. Some of the key changes in this Bill are: increase of enforcement powers for the Commission d’accès à l’information, new monetary penalties for non-compliance, mandatory privacy impact assessments of transborder data flows, mandatory breach notification and record keeping, and enhanced consent requirements. On February 2021, the Bill started being subject to a clause-by-clause consideration by a special Committee. Quebec is intending to pass the bill in the Fall, and it will have a one to three year implementation period. The Bank is actively monitoring these developments and engaging business stakeholders and key groups to discuss potential impact to its operations.

The Federal Consumer Protection Framework (Bill C86), introduced in 2018, applies to federally regulated financial institutions and focuses on strengthening consumer protection provisions and includes requirements intended to encourage responsible business conduct and fair treatment of consumers. Bill C86 will go into force April 1, 2022. A Canadian Banking program project is underway to address the new requirements.

The Commodity Futures Trading Commission (CFTC) Position Limit and Cross-Border Rules

The CFTC has adopted final rules addressing the cross-border application of certain swap dealer provisions of the Commodity Exchange Act. The final rule addresses the cross-border application of the registration thresholds and certain requirements applicable to swap dealers and major swap participants; and establishes a formal process for requesting comparability determinations for such requirements from the CFTC. The Bank is on track for implementing changes effective September 14, 2021.

The CFTC has approved final position limit rules for twenty-five commodity derivatives and their linked cash-settled futures, options on futures, and economically equivalent swaps. The compliance dates are tiered between January 2022 and January 2023. The Bank is on track with the implementation.

The Securities Exchange Commission (SEC) SBSD Registration and Compliance Date

The SEC has published a series of compliance dates for Security-Based Swap Dealers and Major Security-Based Swap Participants as part of its Security-Based Swap Dealer regulations. August 6, 2021 is the de minimis threshold counting requirement deadline which determines whether firms have a registration requirement, and November 1, 2021 is the final date for registration submission to the SEC for entities registering as a Security Based Swap Dealer (SBSD). In addition, October 6, 2021 marks the compliance date for several rules applicable to registered SBSDs. These rules include security-based swap margin, segregation, recordkeeping and reporting, business conduct, trade acknowledgment and risk mitigation rules. November 8, 2021 is a compliance deadline to start trade reporting to a Swap Data Repository.

The Bank has established governance and a program of work designed to meet the relevant compliance deadlines and be compliant with applicable SEC rules. One aspect of this program entails applying to the SEC for substituted compliance with respect to certain of its rules, based upon a determination of comparability with analogous rules in place in Canada under the prudential oversight of OSFI. The Bank is engaged in discussions in order to help facilitate the arrangements between the SEC and OSFI that are required in order for substituted compliance to be obtained.

Canadian Anti-Money Laundering (AML) Regulations

In July 2019, amendments to Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act regulations were released following extensive industry consultation. Amendments will take effect in a phased approach, with the majority coming into effect by June 2021. These changes aim to improve the effectiveness of Canada’s anti-money laundering and counter-terrorism financing regime, and to improve compliance with international standards. The Bank has taken measures to comply with the requirements that take effect on June 1st 2021 in alignment with FINTRAC’s announcements, and will continue to work proactively to implement the remainder of the new regime with the aim to protect the Canadian financial system and our communities. In addition, draft legislation to implement the recent Federal Budget (Bill C-30) was tabled in April 2021 which included changes that would expand FINTRAC’s powers, including the ability to recover their costs from industry, impose harsher penalties for criminal convictions, and request the provision of information after a report has been filed.

Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.

The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•

revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and

•

an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

44    Scotiabank Second Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in period for the 72.5% output floor from 2023 until 2028.

In March 2021, OSFI released proposed revisions to its Capital Adequacy Requirements Guideline and its Leverage Requirements Guideline, for public consultation until June 4, 2021. OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail and with respect to an acceleration of the phase-in period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q1 2023, with the exception of CVA and FRTB market risk requirements which are effective Q1 2024. OSFI has also proposed revisions to its Pillar 3 disclosure requirements for implementation in 2023. The Bank is participating in these consultations.

The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Interest Rate Benchmark Reform

In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. The FCA and regulators in other jurisdictions have urged markets to transition away from the use of LIBOR and other interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR), in favour of alternative risk-free rates (RFRs). RFRs differ inherently from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These differences add complexity to the transition, resulting in the fact that some markets, such as those based on new rates like the Secured Overnight Funding Rate, have been slower to develop.

The Bank has established an enterprise-wide program (the Transition Program) aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The Transition Program has been focused on identifying and quantifying our exposures to various IBORs, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Transition Program is reviewing contracts that reference LIBOR and other IBORs, with due consideration for those extending beyond the end of the calendar year 2021 and is assessing its technology to ensure that it is fit for use in connection with RFRs. In summary, the Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provide for a smooth transition from the use of legacy rates and supports trading in RFRs.

In developing these transition strategies, the Transition Program has integrated into its plans recommendations from industry groups and regulatory bodies, such as the Alternative Reference Rate Committee in the US and the FCA regarding the timing of key transition activities, such as ceasing to issue certain LIBOR-based products, and incorporating fallback language in specific instruments.

Refinitiv, the benchmark administrator for CDOR, announced that the calculation and publication of the 6-month and 12-month tenors of CDOR are ceasing indefinitely effective as of May 17, 2021. The Bank has a plan to phase out the use of these CDOR tenors.

On March 5, 2021, the FCA confirmed that the publication of most tenors of USD LIBOR (i.e., overnight, one-month, three-month, six-month and 12-month LIBOR) will cease immediately following a final publication on June 30, 2023. The scheduled cessation date for GBP, JPY, CHF and EUR LIBOR, and the one-week and two-month tenors of USD LIBOR, remains December 31, 2021.

The announcement provides certainty regarding the future of the various LIBOR currencies and tenors. It also served to set the fixed spread adjustment that will be used in industry standard fallback provisions for both loans and derivative products. While the most widely used USD LIBOR tenors will continue to be published in their current form until June 30, 2023, the Federal Reserve Board has advised that banks should no longer write USD LIBOR linked contracts after December 31, 2021, and sooner, where practicable. The Bank continues to work towards meeting the regulatory and industry wide recommended milestones on cessation of LIBOR and will work with clients and counterparties to issue products based on alternative reference rates where viable.

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase 1 addressed issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and Phase 2 focused on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB issued the Phase 1 and Phase 2 amendments in September 2019 and August 2020, respectively. The Bank adopted the Phase 1 amendments effective November 1, 2019, and early adopted the Phase 2 amendments effective November 1, 2020.

Update to minimum qualifying rate for mortgages

On May 20, 2021, OSFI announced that effective June 1, 2021, the minimum qualifying rate for uninsured mortgages will be the greater of the borrower’s mortgage contract rate plus 2%, or 5.25%. The Department of Finance also announced on May 20, 2021 that it would align the rate for insured mortgages with the rate set by OSFI for uninsured mortgages, and that this new rate would apply to insured mortgages approved on June 1, 2021 or later.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements, except for changes to definition of business resulting from the amendment to IFRS 3 Business Combinations, and changes to the modifications of financial instruments from amendments to IFRS 9 Financial Instruments, and changes to hedge accounting from amendments to IAS 39 Financial Instruments: Recognition and Measurement, both of which are part of the IASB’s Interest Rate Benchmark Reform – Phase 2 Amendments. These are discussed in Note 3 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Scotiabank Second Quarter Report 2021    45

MANAGEMENT’S DISCUSSION & ANALYSIS

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2020 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Share Data

April 30, 2021	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares (2)		$18,377		$0.90		1,213,590	n/a
Preferred shares
Preferred shares Series 32(3)		–		–		–	-
Preferred shares Series 33(3)		–		–		–	-
Preferred shares Series 34(4)		–		–		–	-
Preferred shares Series 36(5)(6)		500		0.343750		20,000	Series 37
Preferred shares Series 38(5)(6)		500		0.303125		20,000	Series 39
Preferred shares Series 40(5)(6)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(7)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(8)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC)(6)(9)	US$	1,250	US$	23.25		4.650	1,250
Subordinated additional Tier 1 capital securities (NVCC)(6)(10)	US$	1,250	US$	12.25		4.900	1,250

NVCC Subordinated debentures(6)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							11,412
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at June 1, 2021. The Board of Directors, at its meeting on May 31, 2021, approved a dividend of 90 cents per share payable to shareholders of record as of July 6, 2021 on July 28, 2021.

(2)	As at May 21, 2021, the number of outstanding common shares and options were 1,213,856 thousand and 11,136 thousand, respectively.
(3)

On February 2, 2021, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

(4)

On April 26, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 34 at a price equal to $25.00 per share plus dividends declared on February 23, 2021 of $0.343750 per Series 34 Share.

(5)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2020 Annual Report for further details.

(6)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2020 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at April 30, 2021 would be 2,839 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(7)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(8)	These securities have exchange features. Refer to Table 30 in the Bank’s 2020 Annual Report for further details.
(9)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(10)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2020 Annual Report.

46    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

48	Condensed Interim Consolidated Financial Statements

53	Notes to the Condensed Interim Consolidated Financial Statements

	53	Note 1 - Reporting entity

	53	Note 2 - Basis of preparation

	53	Note 3 - Significant accounting policies

	55	Note 4 - Future accounting developments

	55	Note 5 - Cash and deposits with financial institutions

	56	Note 6 - Investment securities

	57	Note 7 - Loans, impaired loans and allowance for credit losses

	65	Note 8 - Derecognition of financial assets

66	Note 9 - Investments in associates

66	Note 10 - Deposits

67	Note 11 - Capital and financing transactions

67	Note 12 - Capital management

67	Note 13 - Share-based payments

68	Note 14 - Employee benefits

68	Note 15 - Operating segments

71	Note 16 - Interest income and expense

72	Note 17 - Earnings per share

72	Note 18 - Financial instruments

79	Note 19 - Corporate income taxes

79	Note 20 - Acquisition and divestitures

Scotiabank Second Quarter Report 2021    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2021	January 31 2021	October 31 2020
Assets
Cash and deposits with financial institutions	5	$52,017	$89,491	$76,460
Precious metals		553	1,107	1,181
Trading assets
Securities		137,116	133,197	108,331
Loans		6,532	7,903	8,352
Other		599	668	1,156
		144,247	141,768	117,839
Securities purchased under resale agreements and securities borrowed		131,081	118,831	119,747
Derivative financial instruments		40,573	46,269	45,065
Investment securities	6	85,107	99,236	111,389
Loans
Residential mortgages	7	296,727	290,474	284,684
Personal loans	7	90,682	91,442	93,758
Credit cards	7	12,826	14,143	14,797
Business and government	7	214,646	215,180	217,663
		614,881	611,239	610,902
Allowance for credit losses	7(c)	6,716	7,590	7,639
		608,165	603,649	603,263
Other
Customers’ liability under acceptances, net of allowance		15,596	14,775	14,228
Property and equipment		5,558	5,730	5,897
Investments in associates	9	2,480	2,516	2,475
Goodwill and other intangible assets		16,801	16,977	17,015
Deferred tax assets		2,052	2,116	2,185
Other assets		21,018	21,585	19,722
		63,505	63,699	61,522
Total assets		$1,125,248	$1,164,050	$1,136,466
Liabilities
Deposits
Personal	10	$246,661	$249,509	$246,135
Business and government	10	469,078	476,334	464,619
Financial institutions	10	40,922	43,150	40,084
		756,661	768,993	750,838
Financial instruments designated at fair value through profit or loss	18(b)	20,406	20,260	18,899
Other
Acceptances		15,668	14,856	14,305
Obligations related to securities sold short		41,768	40,119	31,902
Derivative financial instruments		39,868	41,296	42,247
Obligations related to securities sold under repurchase agreements and securities lent		115,969	140,491	137,763
Subordinated debentures	11	6,439	6,600	7,405
Other liabilities		58,047	60,298	62,604
		277,759	303,660	296,226
Total liabilities		1,054,826	1,092,913	1,065,963
Equity
Common equity
Common shares	11	18,377	18,297	18,239
Retained earnings		48,713	47,519	46,345
Accumulated other comprehensive income (loss)		(3,979)	(2,785)	(2,125)
Other reserves		348	356	360
Total common equity		63,459	63,387	62,819
Preferred shares and other equity instruments	11	4,549	5,308	5,308
Total equity attributable to equity holders of the Bank		68,008	68,695	68,127
Non-controlling interests in subsidiaries		2,414	2,442	2,376
Total equity		70,422	71,137	70,503
Total liabilities and equity		$1,125,248	$1,164,050	$1,136,466

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

48    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Revenue
Interest income(1)
Loans		$5,712	$6,048	$7,066	$11,760	$14,453
Securities		390	380	567	770	1,117
Securities purchased under resale agreements and securities borrowed		41	43	79	84	178
Deposits with financial institutions		44	41	126	85	326
	16	6,187	6,512	7,838	12,699	16,074
Interest expense
Deposits		1,619	1,793	2,922	3,412	6,251
Subordinated debentures		44	47	67	91	137
Other		348	321	432	669	877
	16	2,011	2,161	3,421	4,172	7,265
Net interest income		4,176	4,351	4,417	8,527	8,809
Non-interest income
Card revenues		181	204	179	385	444
Banking services fees		399	385	386	784	827
Credit fees		377	358	330	735	670
Mutual funds		548	661	458	1,209	953
Brokerage fees		259	252	228	511	452
Investment management and trust		245	246	232	491	483
Underwriting and other advisory		216	166	172	382	336
Non-trading foreign exchange		210	204	184	414	369
Trading revenues		525	621	691	1,146	1,177
Net gain on sale of investment securities		137	119	239	256	280
Net income from investments in associated corporations		113	57	60	170	151
Insurance underwriting income, net of claims		100	113	115	213	264
Other fees and commissions		189	164	191	353	379
Other		61	171	74	232	503
		3,560	3,721	3,539	7,281	7,288
Total revenue		7,736	8,072	7,956	15,808	16,097
Provision for credit losses		496	764	1,846	1,260	2,772
		7,240	7,308	6,110	14,548	13,325
Non-interest expenses
Salaries and employee benefits		2,128	2,228	2,192	4,356	4,487
Premises and technology		581	575	590	1,156	1,200
Depreciation and amortization		375	380	363	755	762
Communications		94	96	111	190	220
Advertising and business development		94	91	118	185	251
Professional		179	157	203	336	388
Business and capital taxes		126	143	123	269	264
Other		465	538	663	1,003	1,209
		4,042	4,208	4,363	8,250	8,781
Income before taxes		3,198	3,100	1,747	6,298	4,544
Income tax expense	19	742	702	423	1,444	894
Net income		$2,456	$2,398	$1,324	$4,854	$3,650
Net income attributable to non-controlling interests in subsidiaries		90	90	15	180	54
Net income attributable to equity holders of the Bank		$2,366	$2,308	$1,309	$4,674	$3,596
Preferred shareholders and other equity instrument holders		77	43	66	120	91
Common shareholders		$2,289	$2,265	$1,243	$4,554	$3,505
Earnings per common share (in dollars)
Basic	17	$1.89	$1.87	$1.03	$3.76	$2.89
Diluted	17	1.88	1.86	1.00	3.74	2.84
Dividends paid per common share (in dollars)		0.90	0.90	0.90	1.80	1.80
(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,078 for the three months ended April 30, 2021 (January 31, 2021 – $6,400; April 30, 2020 – $7,709) and for the six months ended April 30, 2021 – $12,478 (April 30, 2020 – $15,824).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2021    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Net income	$2,456	$2,398	$1,324	$4,854	$3,650
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,956)	(1,406)	712	(3,362)	(474)
Net gains (losses) on hedges of net investments in foreign operations	625	506	(417)	1,131	(188)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(17)	(7)	69	(24)	70
Net gains (losses) on hedges of net investments in foreign operations	164	133	(109)	297	(49)
	(1,478)	(1,026)	335	(2,504)	(683)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(617)	(59)	1,003	(676)	1,177
Reclassification of net (gains) losses to net income	250	106	(960)	356	(1,035)
Income tax expense (benefit):
Net gains (losses) in fair value	(151)	(17)	222	(168)	294
Reclassification of net (gains) losses to net income	61	24	(240)	85	(265)
	(277)	40	61	(237)	113
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(881)	1,138	1,615	257	1,842
Reclassification of net (gains) losses to net income	666	(1,392)	(1,310)	(726)	(1,432)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(249)	306	417	57	484
Reclassification of net (gains) losses to net income	195	(362)	(331)	(167)	(368)
	(161)	(198)	219	(359)	294
Other comprehensive income (loss) from investments in associates	15	12	8	27	(19)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	887	641	(49)	1,528	(407)
Income tax expense (benefit)	235	171	1	406	(92)
	652	470	(50)	1,122	(315)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	183	169	(190)	352	(136)
Income tax expense (benefit)	60	22	(56)	82	(38)
	123	147	(134)	270	(98)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(140)	(178)	404	(318)	392
Income tax expense (benefit)	(36)	(47)	106	(83)	103
	(104)	(131)	298	(235)	289
Other comprehensive income (loss) from investments in associates	(14)	19	(1)	5	(8)
Other comprehensive income (loss)	(1,244)	(667)	736	(1,911)	(427)
Comprehensive income	$1,212	$1,731	$2,060	$2,943	$3,223
Comprehensive income (loss) attributable to non-controlling interests	40	83	(10)	123	(48)
Comprehensive income attributable to equity holders of the Bank	1,172	1,648	2,070	2,820	3,271
Preferred shareholders and other equity instrument holders	77	43	66	120	91
Common shareholders	$1,095	$1,605	$2,004	$2,700	$3,180

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

50    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360	$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	4,554	–	–	–	–	–	–	4,554	120	4,674	180		4,854
Other comprehensive income (loss)	–	–	(2,412)	(237)	287	(398)	906	–	(1,854)	–	(1,854)	(57)		(1,911)
Total comprehensive income	$–	$4,554	$(2,412)	$(237)	$287	$(398)	$906	$–	$2,700	$120	$2,820	$123		$2,943
Shares issued	138	–	–	–	–	–	–	(17)	121	–	121	–		121
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	(759)	(759)	–		(759)
Dividends and distributions paid to equity holders	–	(2,183)	–	–	–	–	–	–	(2,183)	(120)	(2,303)	(85)		(2,388)
Share-based payments(3)	–	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	(3)	–	–	–	–	–	–	(3)	–	(3)	–		(3)
Balance as at April 30, 2021	$18,377	$48,713	$(3,740)	$93	$124	$241	$(697)	$348	$63,459	$4,549	$68,008	$2,414		$70,422

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	3,505	–	–	–	–	–	–	3,505	91	3,596	54		3,650
Other comprehensive income (loss)	–	–	(580)	113	(97)	275	(36)	–	(325)	–	(325)	(102)		(427)
Total comprehensive income	$–	$3,505	$(580)	$113	$(97)	$275	$(36)	$–	$3,180	$91	$3,271	$(48)		$3,223
Shares issued	51	–	–	–	–	–	–	(8)	43	–	43	–		43
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–	(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(2,182)	–	–	–	–	–	–	(2,182)	(91)	(2,273)	(129)		(2,402)
Share-based payments(3)	–	–	–	–	–	–	–	4	4	–	4	–		4
Other	–	24	–	–	(27)	–	–	(2)	(5)	–	(5)	(41	)(4)	(46)
Balance as at April 30, 2020	$18,231	$45,456	$220	$150	$(179)	$925	$(898)	$359	$64,264	$3,619	$67,883	$2,452		$70,335
(1)	Includes undistributed retained earnings of $58 (April 30, 2020 – $66) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2021    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Cash flows from operating activities
Net income	$2,456	$1,324	$4,854	$3,650
Adjustment for:
Net interest income	(4,176)	(4,417)	(8,527)	(8,809)
Depreciation and amortization	375	363	755	762
Provision for credit losses	496	1,846	1,260	2,772
Equity-settled share-based payment expense	1	1	5	4
Net gain on sale of investment securities	(137)	(239)	(256)	(280)
Net (gain)/loss on divestitures	15	–	15	(262)
Net income from investments in associated corporations	(113)	(60)	(170)	(151)
Income tax expense	742	423	1,444	894
Changes in operating assets and liabilities:
Trading assets	(6,013)	25,301	(31,840)	8,388
Securities purchased under resale agreements and securities borrowed	(16,101)	19,421	(17,630)	4,845
Loans	(13,693)	(31,342)	(19,544)	(38,245)
Deposits	3,189	23,512	32,174	60,302
Obligations related to securities sold short	2,451	(745)	10,877	1,135
Obligations related to securities sold under repurchase agreements and securities lent	(21,006)	18,396	(15,456)	36,630
Net derivative financial instruments	3,586	2,067	2,959	237
Other, net	(1,167)	12,063	(7,054)	9,478
Dividends received	238	218	455	414
Interest received	6,272	7,425	13,092	15,757
Interest paid	(2,256)	(3,543)	(4,779)	(7,678)
Income tax paid	(662)	(572)	(1,504)	(1,188)
Net cash from/(used in) operating activities	(45,503)	71,442	(38,870)	88,655
Cash flows from investing activities
Interest-bearing deposits with financial institutions	34,287	(30,808)	17,913	(55,334)
Purchase of investment securities	(17,661)	(70,354)	(34,706)	(85,615)
Proceeds from sale and maturity of investment securities	29,507	31,438	57,066	50,700
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(186)	–	(186)	3,807
Property and equipment, net of disposals	(137)	(308)	(182)	(403)
Other, net	(17)	(145)	(120)	(427)
Net cash from/(used in) investing activities	45,793	(70,177)	39,785	(87,272)
Cash flows from financing activities
Redemption of subordinated debentures	–	–	(750)	–
Redemption of preferred shares	(759)	(265)	(759)	(265)
Proceeds from common shares issued	80	13	138	51
Common shares purchased for cancellation	–	(146)	–	(414)
Cash dividends and distributions paid	(1,169)	(1,156)	(2,303)	(2,273)
Distributions to non-controlling interests	(68)	(99)	(85)	(129)
Payment of lease liabilities	(83)	(83)	(172)	(171)
Other, net	500	1,703	313	2,395
Net cash from/(used in) financing activities	(1,499)	(33)	(3,618)	(806)
Effect of exchange rate changes on cash and cash equivalents	(294)	198	(480)	182
Net change in cash and cash equivalents	(1,503)	1,430	(3,183)	759
Cash and cash equivalents at beginning of period(1)	9,443	10,233	11,123	10,904
Cash and cash equivalents at end of period(1)	$7,940	$11,663	$7,940	$11,663
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

52    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2020.

The condensed interim consolidated financial statements for the quarter ended April 30, 2021 have been approved by the Board of Directors for issue on June 1, 2021.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities.

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that require a high degree of judgement. These include assessment of significant increase in credit risk, the forecast of macroeconomic variables for multiple scenarios and probability weightings of the scenarios. In the current economic environment resulting from COVID-19, the models in isolation may not capture all the uncertainty as well as the impact of the public support programs by the governments and central banks. This is reflected in the expert credit judgment applied in the determination of the allowance for credit losses.

While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2020.

Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements.

Scotiabank Second Quarter Report 2021    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 3: Definition of a Business

On October 22, 2018, the IASB issued a narrow-scope amendment to IFRS 3 Business Combinations. The amendment clarifies the determination of whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments will apply prospectively to new transactions occurring after November 1, 2020.

Interest Rate Benchmark Reform

On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the amendments). The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by interest rate benchmark reform (IBOR reform). Under the practical expedient, the Bank does not derecognize or adjust the carrying amount of financial instruments for modifications required by IBOR reform but instead updates the effective interest rate to reflect the change in the interest rate benchmark. The practical expedient is applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank first updates the effective interest of the financial asset or financial liability to reflect the change that is required by IBOR reform. After that, the Bank applies the policies on accounting for modifications set out in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report to the remaining modifications.

In conjunction, the amendments also provide relief from specific hedge accounting requirements, such that when the basis for determining the contractual cash flows of existing hedge relationship changes as a result of IBOR reform, the Bank may amend the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as long as it is reasonable to expect that the alternative benchmark rate will become separately identifiable within a 24-month period. For aspects of hedge accounting not covered by the amendments and hedges that are not directly impacted by the IBOR reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report continue to apply.

Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The Bank early adopted the amendments effective November 1, 2020, as permitted by the standard. The amendments apply retrospectively, but the Bank is not required to restate comparative information. There was no impact on opening shareholders’ equity.

Overview

Major interest rate benchmark review and reform has been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). The Bank has significant exposures to the London Interbank Offered Rate (LIBOR), particularly USD and GBP LIBOR.

IBOR reform and the associated move from IBORs to RFRs carries systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.

The Bank has established an enterprise-wide program (the Transition Program) to support the Bank’s transition away from LIBOR and other IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the contract language in the event IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee, and annually, to the Risk Committee of the Board of Directors, regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes.

On March 5, 2021, the FCA confirmed that the publication of most tenors of USD LIBOR (i.e., overnight, one-month, three-month, six-month and 12-month LIBOR) will cease immediately following a final publication on June 30, 2023. The scheduled cessation date for GBP, JPY, CHF and EUR LIBORs, remains December 31, 2021. This announcement provides certainty regarding the future of the various LIBOR currencies and tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both loans and derivative products.

While the most widely used USD LIBOR tenors will continue to be published in their current form until June 30, 2023, the Federal Reserve Board has advised that banks should no longer write USD LIBOR linked contracts after December 31, 2021, and sooner, where practicable. The Bank continues to work towards meeting the regulatory and industry wide recommended milestones on cessation of LIBOR and will be working with clients and counterparties to issue products based on alternative reference rates where viable. There are a number of dependencies that are outside the Bank’s control and may create uncertainties in transition.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-derivative financial assets and financial liabilities

The following table reflects the Bank’s IBOR exposure to non-derivative financial assets and financial liabilities as at November 1, 2020, subject to reform that has yet to transition to alternative benchmark rates. The Bank previously reported its IBOR exposures (including USD LIBOR) to financial instruments, with most maturing after December 31, 2021. The Bank updated the USD LIBOR exposures to financial instruments due to the announcement by the FCA which extends the cessation date for USD LIBOR from December 31, 2021, to June 30, 2023. These exposures will remain outstanding until LIBOR ceases and will therefore transition in the future.

	Carrying amount
As at November 1, 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates(1)(2)	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021
Non-derivative financial assets(3)	$27,500	$1,468	$695	$29,663
Non-derivative financial liabilities(4)(5)	1,229	949	750	2,928
(1)	Other Rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors will cease to be published after May 17, 2021.
(2)	Other Rates exclude EURIBOR exposures from non-derivative financial assets and non-derivative financial liabilities of $2,181 million and $1,164 million, respectively, which were included in Q1/21.
(3)	Non derivative financial assets include carrying amounts of debt securities and loans (debt securities and loans measured at amortized cost are gross of allowance for credit losses).
(4)	Non-derivative financial liabilities include carrying amounts of deposits, subordinated debentures and other liabilities.
(5)

Non-derivative financial liabilities exclude additional Tier 1 capital instruments of $1.56 billion (US$1.25 billion) that are currently at a fixed rate and subsequently reset to three-month USD LIBOR on October 12, 2022.

Derivatives and undrawn commitments

The following table reflects the Bank’s IBOR exposure to derivatives and undrawn commitments as at November 1, 2020, subject to reform that has yet to transition to alternative benchmark rates. The Bank previously reported its IBOR exposures (including USD LIBOR) to financial instruments, with most maturing after December 31, 2021. The Bank updated the USD LIBOR exposures to financial instruments due to the announcement by the FCA which extends the cessation date for USD LIBOR from December 31, 2021, to June 30, 2023. These exposures will remain outstanding until LIBOR ceases and will therefore transition in the future.

	Notional amount
As at November 1, 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates(1)(2)	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021
Derivatives
Single currency interest rate swaps	$410,590	$699,339	$16,697	$1,126,626
Cross currency interest rate swaps(3)	231,539	31,052	19,084	281,675
Other(4)	20,885	29,486	–	50,371
Undrawn commitments	20,354	1,094	464	21,912
(1)	Other Rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors will cease to be published after May 17, 2021.
(2)	Other Rates exclude EURIBOR exposures from derivatives and undrawn commitments of $354,513 million and $149 million, respectively, which were included in Q1/21.
(3)

For cross currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(4)	Other derivatives include futures, forward rate agreements and options.

4.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2021		January 31 2021		October 31 2020
Cash and non-interest-bearing deposits with financial institutions	$7,940		$9,443		$11,123
Interest-bearing deposits with financial institutions	44,077		80,048		65,337
Total	$52,017	(1)	$89,491	(1)	$76,460	(1)
(1)	Net of allowances of $2 (January 31, 2021 – $1; October 31, 2020 – $1).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,990 million (January 31, 2021 – $6,411 million; October 31, 2020 – $7,121 million) and are included above.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2021	January 31 2021	October 31 2020
Debt investment securities measured at FVOCI	$59,879	$68,259	$76,638
Debt investment securities measured at amortized cost	21,925	27,713	31,644
Equity investment securities designated at FVOCI	2,262	2,279	1,859
Equity investment securities measured at FVTPL	1,010	960	1,222
Debt investment securities measured at FVTPL	31	25	26
Total investment securities	$85,107	$99,236	$111,389

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,769	$212	$3	$11,978
Canadian provincial and municipal debt	9,694	76	24	9,746
U.S. treasury and other U.S. agency debt	9,831	287	43	10,075
Other foreign government debt	27,043	130	192	26,981
Other debt	1,089	11	1	1,099
Total	$59,426	$716	$263	$59,879

As at January 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$14,247	$388	$1	$14,634
Canadian provincial and municipal debt	13,485	205	1	13,689
U.S. treasury and other U.S. agency debt	9,664	408	3	10,069
Other foreign government debt	28,617	409	186	28,840
Other debt	1,006	21	–	1,027
Total	$67,019	$1,431	$191	$68,259

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,374	$454	$–	$16,828
Canadian provincial and municipal debt	17,295	253	1	17,547
U.S. treasury and other U.S. agency debt	12,634	595	–	13,229
Other foreign government debt	27,643	274	17	27,900
Other debt	1,115	19	–	1,134
Total	$75,061	$1,595	$18	$76,638

(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2021		January 31, 2021		October 31, 2020
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$13,897	$13,837	$17,318	$17,164	$17,955	$17,819
U.S. treasury and other U.S. agency debt	6,216	6,077	8,305	8,029	11,048	10,726
Other foreign government debt	1,516	1,502	1,716	1,695	1,766	1,744
Corporate debt	511	509	828	825	1,360	1,355
Total	$22,140	$21,925	$28,167	$27,713	$32,129	$31,644
(1)	Balances are net of allowances, which are not significant.

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(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at April 30, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$16	$–	$5	$11
Common shares	1,891	390	30	2,251
Total	$1,907	$390	$35	$2,262

As at January 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$14	$–	$3	$11
Common shares	2,021	316	69	2,268
Total	$2,035	$316	$72	$2,279

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$11	$–	$3	$8
Common shares	1,735	228	112	1,851
Total	$1,746	$228	$115	$1,859

Dividend income earned on equity securities designated at FVOCI of $26 million for the three months ended April 30, 2021 (January 31, 2021 – $26 million; April 30, 2020 – $17 million) and for the six months ended April 30, 2021 – $52 million (April 30, 2020 – $34 million) has been recognized in interest income.

During the three months ended April 30, 2021, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $523 million (January 31, 2021 – $181 million; April 30, 2020 – $190 million) and for the six months ended April 30, 2021 – $704 million (April 30, 2020 – $532 million). This has resulted in a realized gain of $72 million in the three months ended April 30, 2021 (January 31, 2021 – $39 million realized gain; April 30, 2020 – $87 million realized loss) and for the six months ended a realized gain of $111 million (April 30, 2020 – $107 million realized loss).

7.	Loans, impaired loans and allowance for credit losses

(a) Loans at amortized cost

				As at
				April 30, 2021
($ millions)				Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages				$296,727	$841	$295,886
Personal loans				90,682	2,806	87,876
Credit cards				12,826	1,545	11,281
Business and government				214,646	1,524	213,122
Total				$614,881	$6,716	$608,165

	As at
	January 31, 2021			October 31, 2020
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$290,474	$864	$289,610	$284,684	$884	$283,800
Personal loans	91,442	3,150	88,292	93,758	3,155	90,603
Credit cards	14,143	1,915	12,228	14,797	1,886	12,911
Business and government	215,180	1,661	213,519	217,663	1,714	215,949
Total	$611,239	$7,590	$603,649	$610,902	$7,639	$603,263

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans(1)(2)

	As at
	April 30, 2021
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,495	$410	$1,085
Personal loans	1,182	821	361
Credit cards	–	–	–
Business and government	2,439	707	1,732
Total	$5,116	$1,938	$3,178
By geography:
Canada	$1,219	$518	$701
United States	49	2	47
Mexico	716	309	407
Peru	872	380	492
Chile	709	243	466
Colombia	521	135	386
Other international	1,030	351	679
Total	$5,116	$1,938	$3,178

	As at
	January 31, 2021			October 31, 2020
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,563	$406	$1,157	$1,490	$392	$1,098
Personal loans	1,302	849	453	1,032	820	212
Credit cards	–	–	–	–	–	–
Business and government	2,414	739	1,675	2,531	745	1,786
Total	$5,279	$1,994	$3,285	$5,053	$1,957	$3,096
By geography:
Canada	$1,168	$497	$671	$1,127	$487	$640
United States	57	3	54	116	4	112
Mexico	674	260	414	570	222	348
Peru	973	475	498	824	498	326
Chile	715	228	487	775	233	542
Colombia	541	130	411	459	102	357
Other international	1,151	401	750	1,182	411	771
Total	$5,279	$1,994	$3,285	$5,053	$1,957	$3,096
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2021 was $12 (January 31, 2021 – $16; October 31, 2020 – $11).
(2)	Additional interest income of approximately $73 would have been recorded if the above loans had not been classified as impaired (January 31, 2021 – $78; October 31, 2020 – $71).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

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(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.

The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (W shape) to longer-term (L shape) periods.

While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at April 30, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	7.8	1.6	9.9	2.3	2.8	2.8	-3.5	3.9
Unemployment rate, average %	6.7	6.0	6.1	4.8	9.3	6.6	12.2	8.5
Bank of Canada overnight rate target, average %	0.3	1.7	0.9	2.9	0.3	0.7	0.3	0.5
HPI - Housing Price Index, y/y % change	7.5	2.0	9.2	4.2	0.4	2.9	-5.9	4.0
USDCAD exchange rate, average	1.24	1.23	1.23	1.22	1.28	1.24	1.30	1.26
US
Real GDP growth, y/y % change	8.2	1.6	10.3	2.1	4.8	2.5	0.9	3.5
Unemployment rate, average %	5.0	3.8	4.5	3.4	6.7	4.4	8.0	5.9
Mexico
Real GDP growth, y/y % change	7.0	1.9	8.7	2.7	3.5	2.8	-0.3	3.8
Unemployment rate, average %	3.8	3.8	3.4	2.9	6.3	4.4	9.2	6.3
Chile
Real GDP growth, y/y % change	6.5	5.1	8.4	6.8	3.1	6.0	-0.8	7.1
Unemployment rate, average %	9.5	6.7	9.0	5.7	12.0	7.2	14.9	9.2
Peru
Real GDP growth, y/y % change	7.5	3.6	10.2	5.1	5.8	4.2	3.7	4.9
Unemployment rate, average %	11.3	7.3	10.1	4.4	13.2	7.9	15.4	9.9
Colombia
Real GDP growth, y/y % change	4.7	3.6	6.7	4.9	3.0	4.2	0.9	4.9
Unemployment rate, average %	12.8	8.6	11.9	6.3	14.7	9.2	16.9	11.2
Caribbean
Real GDP growth, y/y % change	3.8	4.1	5.4	4.9	2.1	5.2	-0.3	6.2
Global
WTI oil price, average USD/bbl	62	66	70	90	54	62	50	57
Copper price, average USD/lb	4.03	3.90	4.23	4.55	3.69	3.77	3.49	3.50
Global GDP, y/y % change	6.73	3.00	8.65	4.00	4.29	3.65	1.45	4.40

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	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at January 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.6	2.3	6.5	3.4	-0.6	3.2	-6.8	4.4
Unemployment rate, average %	7.9	6.1	7.4	4.7	10.1	6.6	13.0	8.5
Bank of Canada overnight rate target, average %	0.3	1.0	0.6	1.8	0.3	0.7	0.3	0.5
HPI - Housing Price Index, y/y % change	4.0	1.7	5.3	3.1	-6.6	4.2	-12.6	6.4
USDCAD exchange rate, average	1.26	1.25	1.25	1.23	1.34	1.26	1.35	1.27
US
Real GDP growth, y/y % change	4.3	2.5	5.7	3.3	0.9	3.2	-2.9	4.2
Unemployment rate, average %	6.2	5.0	5.8	4.5	7.4	5.7	8.7	7.1
Mexico
Real GDP growth, y/y % change	3.8	1.9	5.6	2.7	0.6	2.7	-3.3	3.8
Unemployment rate, average %	4.7	4.3	4.3	3.4	7.3	4.9	10.2	6.8
Chile
Real GDP growth, y/y % change	5.5	3.0	8.2	4.5	2.2	3.9	-1.8	5.0
Unemployment rate, average %	11.7	7.8	11.0	6.9	14.2	8.4	17.1	10.3
Peru
Real GDP growth, y/y % change	8.7	3.6	11.4	5.2	5.5	4.5	1.6	5.5
Unemployment rate, average %	12.0	7.5	9.3	4.4	14.5	8.0	17.4	9.9
Colombia
Real GDP growth, y/y % change	5.0	3.6	6.8	4.8	1.8	4.5	-2.1	5.5
Unemployment rate, average %	13.2	9.0	11.1	6.4	15.7	9.5	18.6	11.4
Caribbean
Real GDP growth, y/y % change	3.6	4.1	5.4	4.9	0.4	5.4	-3.4	6.5
Global
WTI oil price, average USD/bbl	48	57	54	81	41	52	38	44
Copper price, average USD/lb	3.11	3.24	3.28	3.78	2.90	3.15	2.82	2.94
Global GDP, y/y % change	5.31	3.36	7.18	4.39	2.64	3.89	-0.02	4.63

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at October 31, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.1	2.2	4.7	2.7	-2.0	3.8	-10.8	6.4
Unemployment rate, average %	7.3	5.5	6.7	4.7	9.9	5.8	14.1	7.1
Bank of Canada overnight rate target, average %	0.3	0.8	0.5	1.2	0.3	0.4	0.3	0.3
HPI - Housing Price Index, y/y % change	0.4	2.8	1.9	3.3	-6.3	4.6	-15.2	6.8
USDCAD exchange rate, average	1.30	1.25	1.30	1.25	1.37	1.27	1.40	1.33
US
Real GDP growth, y/y % change	2.5	2.2	3.6	2.4	-0.5	3.1	-7.4	5.2
Unemployment rate, average %	6.3	3.5	6.1	3.3	8.1	4.1	10.5	7.0
Mexico
Real GDP growth, y/y % change	1.0	2.3	2.5	2.6	-1.8	3.1	-8.7	5.3
Unemployment rate, average %	7.3	4.5	6.8	3.9	9.9	4.9	14.1	6.2
Chile
Real GDP growth, y/y % change	3.8	2.6	5.6	3.2	0.8	3.4	-6.2	5.6
Unemployment rate, average %	12.1	7.3	11.6	6.9	14.7	7.7	18.9	8.9
Peru
Real GDP growth, y/y % change	3.7	3.8	5.0	4.4	2.9	4.4	-3.5	6.3
Unemployment rate, average %	12.4	8.1	11.3	6.3	14.2	8.5	18.5	9.7
Colombia
Real GDP growth, y/y % change	1.9	3.5	3.0	4.0	1.1	4.0	-5.2	6.0
Unemployment rate, average %	14.4	8.2	13.6	6.8	16.2	8.7	20.5	9.8
Caribbean
Real GDP growth, y/y % change	2.2	4.1	3.3	4.4	1.0	4.7	-6.6	5.9
Global
WTI oil price, average USD/bbl	48	58	52	68	42	54	37	38
Copper price, average USD/lb	3.00	3.19	3.09	3.42	2.79	3.06	2.66	2.64
Global GDP, y/y % change	4.44	3.28	5.63	3.72	2.36	3.91	-2.67	5.34

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $4,955 million (January 31, 2021 – $5,816 million; October 31, 2020 – $5,863 million) from $4,809 million (January 31,

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2021 – $5,464 million; October 31, 2020 – $5,407 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,141 million (January 31, 2021 – $1,397 million; October 31, 2020 – $1,944 million) higher than the reported allowance for credit losses as at April 30, 2021. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $494 million (January 31, 2021 – $528 million; October 31, 2020 – $495 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2021
Residential mortgages	$884	$51	$(49)	$(45)	$841
Personal loans	3,155	611	(826)	(134)	2,806
Credit cards	1,886	504	(761)	(84)	1,545
Business and government	1,892	94	(179)	(110)	1,697
	$7,817	$1,260	$(1,815)	$(373)	$6,889
Presented as:
Allowance for credit losses on loans	$7,639				$6,716
Allowance for credit losses on acceptances(1)	77				73
Allowance for credit losses on off-balance sheet exposures(2)	101				100
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2020
Residential mortgages	$680	$176	$(38)	$(112)	$706
Personal loans	2,065	1,230	(773)	(77)	2,445
Credit cards	1,255	832	(583)	(22)	1,482
Business and government	1,139	534	(165)	(66)	1,442
	$5,139	$2,772	$(1,559)	$(277)	$6,075
Presented as:
Allowance for credit losses on loans	$5,077				$6,005
Allowance for credit losses on acceptances(1)	6				34
Allowance for credit losses on off-balance sheet exposures(2)	56				36
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at April 30, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$151	$280	$410	$841
Personal loans	699	1,286	821	2,806
Credit cards	319	1,226	–	1,545
Business and government	303	514	707	1,524
Total(1)	$1,472	$3,306	$1,938	$6,716
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $177.

	As at October 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$302	$392	$884
Personal loans	864	1,471	820	3,155
Credit cards	501	1,385	–	1,886
Business and government	409	560	745	1,714
Total(1)	$1,964	$3,718	$1,957	$7,639
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $181.

	As at April 30, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$153	$257	$296	$706
Personal loans	716	1,082	647	2,445
Credit cards	452	1,030	–	1,482
Business and government	282	390	700	1,372
Total(1)	$1,603	$2,759	$1,643	$6,005
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $74.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended								As at and for the six months ended
	April 30, 2021				January 31, 2021				April 30, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$161	$297	$406	$864	$190	$302	$392	$884	$190	$302	$392	$884
Provision for credit losses
Remeasurement(1)	(30)	7	48	25	(65)	29	59	23	(95)	36	107	48
Newly originated or purchased financial assets	10	–	–	10	11	–	–	11	21	–	–	21
Derecognition of financial assets and maturities	(2)	(7)	–	(9)	(3)	(6)	–	(9)	(5)	(13)	–	(18)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	19	(15)	(4)	–	32	(27)	(5)	–	51	(42)	(9)	–
Stage 2	(3)	17	(14)	–	(3)	20	(17)	–	(6)	37	(31)	–
Stage 3	–	(11)	11	–	–	(12)	12	–	–	(23)	23	–
Gross write-offs	–	–	(22)	(22)	–	–	(37)	(37)	–	–	(59)	(59)
Recoveries	–	–	6	6	–	–	4	4	–	–	10	10
Foreign exchange and other movements	(4)	(8)	(21)	(33)	(1)	(9)	(2)	(12)	(5)	(17)	(23)	(45)
Balance at end of period(2)	$151	$280	$410	$841	$161	$297	$406	$864	$151	$280	$410	$841
Personal loans
Balance at beginning of period	$787	$1,514	$849	$3,150	$864	$1,471	$820	$3,155	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement(1)	(264)	176	327	239	(422)	536	252	366	(686)	712	579	605
Newly originated or purchased financial assets	154	–	–	154	99	–	–	99	253	–	–	253
Derecognition of financial assets and maturities	(67)	(82)	–	(149)	(28)	(70)	–	(98)	(95)	(152)	–	(247)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	204	(200)	(4)	–	401	(398)	(3)	–	605	(598)	(7)	–
Stage 2	(85)	104	(19)	–	(92)	111	(19)	–	(177)	215	(38)	–
Stage 3	(8)	(184)	192	–	(31)	(126)	157	–	(39)	(310)	349	–
Gross write-offs	–	–	(547)	(547)	–	–	(406)	(406)	–	–	(953)	(953)
Recoveries	–	–	64	64	–	–	63	63	–	–	127	127
Foreign exchange and other movements	(22)	(42)	(41)	(105)	(4)	(10)	(15)	(29)	(26)	(52)	(56)	(134)
Balance at end of period(2)	$699	$1,286	$821	$2,806	$787	$1,514	$849	$3,150	$699	$1,286	$821	$2,806
Credit cards
Balance at beginning of period	$448	$1,467	$–	$1,915	$501	$1,385	$–	$1,886	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement(1)	(177)	119	323	265	(133)	258	151	276	(310)	377	474	541
Newly originated or purchased financial assets	19	–	–	19	29	–	–	29	48	–	–	48
Derecognition of financial assets and maturities	(17)	(24)	–	(41)	(15)	(29)	–	(44)	(32)	(53)	–	(85)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	91	(91)	–	–	113	(113)	–	–	204	(204)	–	–
Stage 2	(32)	32	–	–	(43)	43	–	–	(75)	75	–	–
Stage 3	–	(228)	228	–	–	(70)	70	–	–	(298)	298	–
Gross write-offs	–	–	(587)	(587)	–	–	(260)	(260)	–	–	(847)	(847)
Recoveries	–	–	42	42	–	–	44	44	–	–	86	86
Foreign exchange and other movements	(13)	(49)	(6)	(68)	(4)	(7)	(5)	(16)	(17)	(56)	(11)	(84)
Balance at end of period(2)	$319	$1,226	$–	$1,545	$448	$1,467	$–	$1,915	$319	$1,226	$–	$1,545
Business and government
Balance at beginning of period	$459	$600	$739	$1,798	$478	$592	$745	$1,815	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement(1)	(79)	–	103	24	(10)	21	106	117	(89)	21	209	141
Newly originated or purchased financial assets	79	–	–	79	89	–	–	89	168	–	–	168
Derecognition of financial assets and maturities	(85)	(12)	(1)	(98)	(83)	(13)	(2)	(98)	(168)	(25)	(3)	(196)
Changes in models and methodologies	(4)	(11)	–	(15)	–	–	–	–	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	10	(10)	–	–	18	(18)	–	–	28	(28)	–	–
Stage 2	(18)	19	(1)	–	(24)	24	–	–	(42)	43	(1)	–
Stage 3	–	(3)	3	–	–	(1)	1	–	–	(4)	4	–
Gross write-offs	–	–	(105)	(105)	–	–	(87)	(87)	–	–	(192)	(192)
Recoveries	–	–	8	8	–	–	5	5	–	–	13	13
Foreign exchange and other movements	(9)	(19)	(39)	(67)	(9)	(5)	(29)	(43)	(18)	(24)	(68)	(110)
Balance at end of period including off-balance sheet exposures(2)	$353	$564	$707	$1,624	$459	$600	$739	$1,798	$353	$564	$707	$1,624
Less: Allowance for credit losses on off-balance sheet exposures(3)	(50)	(50)	–	(100)	(75)	(62)	–	(137)	(50)	(50)	–	(100)
Balance at end of period(2)	$303	$514	$707	$1,524	$384	$538	$739	$1,661	$303	$514	$707	$1,524
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $73 (January 31, 2021 – $78).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$173,125	$1,813	$–	$174,938	$167,233	$1,892	$–	$169,125
Low	62,608	2,302	–	64,910	61,988	1,495	–	63,483
Medium	15,152	1,277	–	16,429	10,914	2,071	–	12,985
High	1,029	2,674	–	3,703	1,197	3,435	–	4,632
Very high	12	726	–	738	13	596	–	609
Loans not graded(2)	31,209	3,305	–	34,514	28,787	3,573	–	32,360
Default	–	–	1,495	1,495	–	–	1,490	1,490
Total	$283,135	$12,097	$1,495	$296,727	$270,132	$13,062	$1,490	$284,684
Allowance for credit losses	151	280	410	841	190	302	392	884
Carrying value	$282,984	$11,817	$1,085	$295,886	$269,942	$12,760	$1,098	$283,800
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$29,121	$269	$–	$29,390	$29,557	$499	$–	$30,056
Low	24,995	1,446	–	26,441	25,508	1,793	–	27,301
Medium	7,759	1,431	–	9,190	6,619	2,779	–	9,398
High	5,179	2,964	–	8,143	5,809	2,964	–	8,773
Very high	119	1,247	–	1,366	318	1,367	–	1,685
Loans not graded(2)	13,292	1,678	–	14,970	13,629	1,884	–	15,513
Default	–	–	1,182	1,182	–	–	1,032	1,032
Total	$80,465	$9,035	$1,182	$90,682	$81,440	$11,286	$1,032	$93,758
Allowance for credit losses	699	1,286	821	2,806	864	1,471	820	3,155
Carrying value	$79,766	$7,749	$361	$87,876	$80,576	$9,815	$212	$90,603
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at April 30, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,237	$95	$–	$1,332	$1,318	$20	$–	$1,338
Low	2,045	212	–	2,257	1,971	184	–	2,155
Medium	2,393	343	–	2,736	2,416	393	–	2,809
High	1,699	1,669	–	3,368	2,229	1,799	–	4,028
Very high	20	630	–	650	41	843	–	884
Loans not graded(1)	1,333	1,150	–	2,483	2,414	1,169	–	3,583
Default	–	–	–	–	–	–	–	–
Total	$8,727	$4,099	$–	$12,826	$10,389	$4,408	$–	$14,797
Allowance for credit losses	319	1,226	–	1,545	501	1,385	–	1,886
Carrying value	$8,408	$2,873	$–	$11,281	$9,888	$3,023	$–	$12,911
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$89,391	$22	$–	$89,413	$85,242	$6	$–	$85,248
Low	18,534	13	–	18,547	16,775	39	–	16,814
Medium	6,671	27	–	6,698	5,739	123	–	5,862
High	2,791	852	–	3,643	2,201	705	–	2,906
Very high	20	222	–	242	3	134	–	137
Loans not graded(1)	1,911	2,464	–	4,375	11,113	4,501	–	15,614
Default	–	–	–	–	–	–	–	–
Carrying value	$119,318	$3,600	$–	$122,918	$121,073	$5,508	$–	$126,581
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Business and government loans	As at April 30, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$104,193	$617	$–	$104,810	$105,757	$1,290	$–	$107,047
Non-investment grade	92,978	8,471	–	101,449	93,998	8,840	–	102,838
Watch list	32	3,815	–	3,847	47	3,101	–	3,148
Loans not graded(2)	2,095	6	–	2,101	2,063	36	–	2,099
Default	–	–	2,439	2,439	–	–	2,531	2,531
Total	$199,298	$12,909	$2,439	$214,646	$201,865	$13,267	$2,531	$217,663
Allowance for credit losses	303	514	707	1,524	409	560	745	1,714
Carrying value	$198,995	$12,395	$1,732	$213,122	$201,456	$12,707	$1,786	$215,949
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$178,900	$1,590	$–	$180,490	$182,580	$1,280	$–	$183,860
Non-investment grade	61,727	3,331	–	65,058	59,600	4,336	–	63,936
Watch list	11	2,159	–	2,170	6	1,704	–	1,710
Loans not graded(2)	3,727	14	–	3,741	3,702	309	–	4,011
Default	–	–	124	124	–	–	161	161
Total	$244,365	$7,094	$124	$251,583	$245,888	$7,629	$161	$253,678
Allowance for credit losses	50	50	–	100	69	32	–	101
Carrying value	$244,315	$7,044	$124	$251,483	$245,819	$7,597	$161	$253,577
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of COVID-19, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at April 30, 2021(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$759	$366	$–	$1,125
Personal loans	439	264	–	703
Credit cards	181	141	470	792
Business and government	80	70	–	150
Total	$1,459	$841	$470	$2,770

	As at January 31, 2021(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$799	$382	$–	$1,181
Personal loans	529	322	–	851
Credit cards	320	231	629	1,180
Business and government	89	44	–	133
Total	$1,737	$979	$629	$3,345

	As at October 31, 2020(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$663	$282	$–	$945
Personal loans	604	273	–	877
Credit cards	401	166	277	844
Business and government	288	103	–	391
Total	$1,956	$824	$277	$3,057
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)

For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2021	January 31 2021	October 31 2020
Unpaid principal balance(1)	$361	$376	$393
Credit related fair value adjustments	(84)	(88)	(93)
Carrying value	277	288	300
Stage 3 allowance	(13)	(14)	(10)
Carrying value net related allowance	$264	$274	$290
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).

The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2021(1)	January 31 2021(1)	October 31 2020(1)
Assets
Carrying value of residential mortgage loans	$18,338	$19,149	$20,586
Other related assets(2)	11,009	10,276	9,548
Liabilities
Carrying value of associated liabilities	$27,595	$27,143	$27,819
(1)

The fair value of the transferred assets is $28,263 (January 31, 2021 – $28,892; October 31, 2020 – $29,415) and the fair value of the associated liabilities is $28,258 (January 31, 2021 – $28,211; October 31, 2020 – $28,920) for a net position of $5 (January 31, 2021 – $681; October 31, 2020 – $495).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its credit card and auto loan receivables and previously securitized a portion of its unsecured personal lines of credit through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans.

During the second quarter, the Bank did not enter into any new securitization arrangements.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2021    65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2021(1)	January 31 2021(1)	October 31 2020(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$97,400	$121,733	$121,918
Securities lending agreements	61,851	63,756	53,082
Total	159,251	185,489	175,000
Carrying value of associated liabilities(3)	$115,969	$140,491	$137,763
(1)

The fair value of transferred assets is $159,251 (January 31, 2021 – $185,489; October 31, 2020 – $175,000) and the fair value of the associated liabilities is $115,969 (January 31, 2021 – $140,491; October 31, 2020 – $137,763) for a net position of $43,282 (January 31, 2021 – $44,998; October 31, 2020 – $37,237).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					April 30 2021	January 31 2021	October 31 2020
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS)(2)	Canada	Financial Services	20.00%	March 31, 2021	$521	$533	$534
Bank of Xi’an Co. Ltd.(3)	China	Banking	17.99%	March 31, 2021	935	955	926
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.10%	March 31, 2021	344	365	355
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)

Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $736 (January 31, 2021 – $826; October 31, 2020 – $818).
(4)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2021, these reserves amounted to $58 (January 31, 2021 – $61; October 31, 2020 – $64).

10.	Deposits

					As at
	April 30, 2021						January 31 2021	October 31 2020
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total	Total
Personal	$8,652	$9,962	$155,807		$72,240	$246,661	$249,509	$246,135
Business and government	165,188	32,646	48,352		222,892	469,078	476,334	464,619
Financial institutions	8,425	739	1,383		30,375	40,922	43,150	40,084
	$182,265	$43,347	$205,542	(4)	$325,507	$756,661	$768,993	$750,838
Recorded in:
Canada	$127,832	$24,792	$170,056		$216,319	$538,999	$551,464	$541,589
United States	41,871	37	6,699		27,721	76,328	68,442	60,747
United Kingdom	–	–	201		17,752	17,953	19,227	14,977
Mexico	–	5,574	7,081		12,455	25,110	24,782	25,294
Peru	4,866	46	5,482		4,185	14,579	17,098	17,694
Chile	3,326	6,610	155		13,261	23,352	23,928	23,592
Colombia	39	594	4,840		3,367	8,840	9,570	9,308
Other International	4,331	5,694	11,028		30,447	51,500	54,482	57,637
Total(5)	$182,265	$43,347	$205,542		$325,507	$756,661	$768,993	$750,838
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $160 (January 31, 2021 – $162; October 31, 2020 – $158) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $226,259 (January 31, 2021 – $233,223; October 31, 2020 – $215,836), deposits denominated in Chilean pesos amount to $20,294 (January 31, 2021 – $21,050; October 31, 2020 – $21,099), deposits denominated in Mexican pesos amount to $22,675 (January 31, 2021 – $22,674; October 31, 2020 – $22,765) and deposits denominated in other foreign currencies amount to $77,384 (January 31, 2021 – $82,458; October 31, 2020 – $83,706).

66    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2021	$34,164	$17,639	$35,906	$79,066	$16,570	$183,345
As at January 31, 2021	$41,497	$24,682	$31,143	$84,548	$16,341	$198,211
As at October 31, 2020	$38,739	$22,498	$30,850	$92,589	$18,072	$202,748
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions

Subordinated debentures

On December 8, 2020, the Bank redeemed all outstanding $750 million 3.367% Debentures (Non-Viability Contingent Capital (NVCC)) due December 8, 2025 at 100% of their principal amount plus accrued interest.

Common shares

Normal Course Issuer Bid

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the six months ended April 30, 2021.

The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.

Preferred shares and other equity instruments

On February 2, 2021, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 32 and Series 33 at their par values of $279 million and $130 million, respectively, together with all declared and unpaid dividends.

On April 26, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 34 at a par value of $350 million, together with all declared and unpaid dividends.

12.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	April 30 2021	January 31 2021	October 31 2020
Capital
Common Equity Tier 1 capital	$49,697	$49,542	$49,165
Net Tier 1 capital	55,152	55,293	55,362
Total regulatory capital	63,686	63,724	64,512
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$404,727	$406,780	$417,138
Leverage exposures	1,180,223	1,179,755	1,170,290
Capital ratios
Common Equity Tier 1 capital ratio	12.3%	12.2%	11.8%
Tier 1 capital ratio	13.6%	13.6%	13.3%
Total capital ratio	15.7%	15.7%	15.5%
Leverage ratio	4.7%	4.7%	4.7%
(1)	As at April 30, 2021, January 31, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at April 30, 2021, including the Domestic Stability Buffer requirement.

13.	Share-based payments

During the first quarter, the Bank granted 1,876,066 options with an exercise price of $68.36 per option and a weighted average fair value of $4.60 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $5 million for the three months and six months ended April 30, 2021 (April 30, 2020 – $1 million and $4 million) as a result of equity-classified share-based payment expense.

Scotiabank Second Quarter Report 2021    67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	January 31 2021	April 30 2020
Defined benefit service cost	$95	$95	$93	$6	$6	$(1)
Interest on net defined benefit (asset) liability	10	9	6	11	11	12
Other	3	3	4	(4)	–	(1)
Defined benefit expense	$108	$107	$103	$13	$17	$10
Defined contribution expense	$26	$23	$23	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits(2)	$814	$637	$(98)	$73	$4	$49

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2021	April 30 2020	April 30 2021	April 30 2020
Defined benefit service cost	$190	$184	$12	$12
Interest on net defined benefit (asset) liability	19	12	22	24
Other	6	8	(4)	1
Defined benefit expense	$215	$204	$30	$37
Defined contribution expense	$49	$42	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits(2)	$1,451	$(414)	$77	$7
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2020 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

68    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,934	$1,662	$152	$350	$78	$4,176
Non-interest income(3)(4)	690	716	1,156	907	91	3,560
Total revenues	2,624	2,378	1,308	1,257	169	7,736
Provision for credit losses	145	396	(2)	(43)	–	496
Non-interest expenses	1,229	1,294	802	633	84	4,042
Provision for income taxes	323	181	134	150	(46)	742
Net income	$927	$507	$374	$517	$131	$2,456
Net income attributable to non-controlling interests in subsidiaries	$–	$87	$2	$–	$1	$90
Net income attributable to equity holders of the Bank	$927	$420	$372	$517	$130	$2,366
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	(1)	–	–	–	(1)
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	927	421	372	517	130	2,367
Average assets ($ billions)	$372	$194	$28	$399	$158	$1,151
Average liabilities ($ billions)	$311	$149	$45	$398	$177	$1,080
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $76 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $26, International Banking – $53, Global Wealth Management – $4, and Other – $30.
(5)	Refer to Note 20 for closed divestitures impacting the current period.

	For the three months ended January 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income(3)(4)	664	773	1,235	978	71	3,721
Total revenues	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	–	764
Non-interest expenses	1,204	1,402	817	614	171	4,208
Provision for income taxes	318	157	148	159	(80)	702
Net income	$911	$477	$421	$543	$46	$2,398
Net income attributable to non-controlling interests in subsidiaries	$–	$88	$3	$–	$(1)	$90
Net income attributable to equity holders of the Bank	$911	$389	$418	$543	$47	$2,308
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	3	–	–	–	3
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	911	386	418	543	47	2,305
Average assets ($ billions)	$368	$199	$27	$395	$166	$1,155
Average liabilities ($ billions)	$306	$153	$42	$387	$196	$1,084
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $69 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20, International Banking – $49, Global Wealth Management – $3, and Other – $(15).
(5)	Refer to Note 20 for closed divestitures impacting the current period.

Scotiabank Second Quarter Report 2021    69

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income(3)(4)	575	800	982	1,075	107	3,539
Total revenues	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,220	1,465	715	616	347	4,363
Provision for income taxes	159	38	106	166	(46)	423
Net income	$477	$185	$304	$523	$(165)	$1,324
Net income attributable to non-controlling interests in subsidiaries	$–	$12	$2	$–	$1	$15
Net income attributable to equity holders of the Bank	$477	$173	$302	$523	$(166)	$1,309
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	(3)	–	–	–	(3)
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	477	176	302	523	(166)	1,312
Average assets ($ billions)	$359	$205	$26	$433	$158	$1,181
Average liabilities ($ billions)	$265	$154	$39	$378	$274	$1,110
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $75 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $12, International Banking – $65, Global Wealth Management – $4, and Other – $(21).
(5)	Refer to Note 37 in the Bank’s 2020 Annual Report for details on divested operations.

	For the six months ended April 30, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,918	$3,450	$307	$708	$144	$8,527
Non-interest income(3)(4)	1,354	1,489	2,391	1,885	162	7,281
Total revenues	5,272	4,939	2,698	2,593	306	15,808
Provision for credit losses	360	921	2	(23)	–	1,260
Non-interest expenses	2,433	2,696	1,619	1,247	255	8,250
Provision for income taxes	641	338	282	309	(126)	1,444
Net income	$1,838	$984	$795	$1,060	$177	$4,854
Net income attributable to non-controlling interests in subsidiaries	$–	$175	$5	$–	$–	$180
Net income attributable to equity holders of the Bank	$1,838	$809	$790	$1,060	$177	$4,674
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	2	–	–	–	2
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,838	807	790	1,060	177	4,672
Average assets ($ billions)	$370	$197	$28	$397	$162	$1,154
Average liabilities ($ billions)	$308	$151	$43	$393	$188	$1,083
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $145 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $46, International Banking – $102, Global Wealth Management – $7, and Other – $15.
(5)	Refer to Note 20 for closed divestitures impacting the current period.

70    Scotiabank Second Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,954	$3,912	$286	$710	$(53)	$8,809
Non-interest income(3)(4)	1,279	1,780	1,998	1,917	314	7,288
Total revenues	5,233	5,692	2,284	2,627	261	16,097
Provision for credit losses	991	1,599	3	179	–	2,772
Non-interest expenses	2,453	3,129	1,452	1,270	477	8,781
Provision for income taxes	460	197	216	283	(262)	894
Net income	$1,329	$767	$613	$895	$46	$3,650
Net income attributable to non-controlling interests in subsidiaries	$–	$76	$5	$–	$(27)	$54
Net income attributable to equity holders of the Bank	$1,329	$691	$608	$895	$73	$3,596
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	58	–	–	–	58
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,329	633	608	895	73	3,538
Average assets ($ billions)	$357	$204	$26	$422	$138	$1,147
Average liabilities ($ billions)	$264	$152	$37	$357	$267	$1,077
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $143 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $32, International Banking – $158, Global Wealth Management – $7, and Other – $(46).
(5)	Refer to Note 37 in the Bank’s 2020 Annual Report for details on divested operations.

16.	Interest income and expense

	For the three months ended												For the six months ended
	April 30, 2021				January 31, 2021				April 30, 2020				April 30, 2021				April 30, 2020
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$5,897		$1,962		$6,212		$2,126		$7,406		$3,390		$12,109		$4,088		$15,203		$7,167
Measured at FVOCI(1)	181		–		188		–		303		–		369		–		621		–
	6,078		1,962		6,400		2,126		7,709		3,390		12,478		4,088		15,824		7,167
Other	109	(2)	49	(3)	112	(2)	35	(3)	129	(2)	31	(3)	221	(2)	84	(3)	250	(2)	98	(3)
Total	$6,187		$2,011		$6,512		$2,161		$7,838		$3,421		$12,699		$4,172		$16,074		$7,265
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)

Includes interest on lease liabilities for the three months ended April 30, 2021 – $27 (January 31, 2021 – $27; April 30, 2020 – $30) and for the six months ended April 30, 2021 – $54 (April 30, 2020 – $60).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	April 30 2020
Basic earnings per common share
Net income attributable to common shareholders	$2,289	$2,265	$1,243	$4,554	$3,505
Weighted average number of common shares outstanding (millions)	1,213	1,212	1,212	1,213	1,213
Basic earnings per common share(1) (in dollars)	$1.89	$1.87	$1.03	$3.76	$2.89
Diluted earnings per common share
Net income attributable to common shareholders	$2,289	$2,265	$1,243	$4,554	$3,505
Dilutive impact of share-based payment options and others(2)	13	41	(22)	116	29
Net income attributable to common shareholders (diluted)	$2,302	$2,306	$1,221	$4,670	$3,534
Weighted average number of common shares outstanding (millions)	1,213	1,212	1,212	1,213	1,213
Dilutive impact of share-based payment options and others(2) (millions)	10	25	10	35	32
Weighted average number of diluted common shares outstanding (millions)	1,223	1,237	1,222	1,248	1,245
Diluted earnings per common share(1) (in dollars)	$1.88	$1.86	$1.00	$3.74	$2.84
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2020.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	April 30, 2021			January 31 2021	October 31 2020
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$366,915	$63,042	$429,957	$483,553	$486,658
Undrawn commitments	109,974	3,263	113,237	111,407	115,420
Other exposures(4)	125,989	9,100	135,089	128,678	120,903
Total non-retail	$602,878	$75,405	$678,283	$723,638	$722,981
Retail
Drawn(5)	$233,853	$86,966	$320,819	$315,332	$308,408
Undrawn commitments	48,463	–	48,463	51,486	52,835
Total retail	$282,316	$86,966	$369,282	$366,818	$361,243
Total	$885,194	$162,371	$1,047,565	$1,090,456	$1,084,224
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2020.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2021, 35% (January 31, 2021 – 36%; October 31, 2020 – 38%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (January 31, 2021 – 52%; October 31, 2020 – 52%).

Retail standardized portfolio

The retail standardized portfolio of $87 billion as at April 30, 2021 (January 31, 2021 – $87 billion; October 31, 2020 – $87 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $50 billion (January 31, 2021 – $49 billion; October 31, 2020 – $48 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at April 30, 2021, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $60 million (January 31, 2021 – $69 million; April 30, 2020 – $59 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at April 30, 2021, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $336 million (January 31, 2021 – $347 million; April 30, 2020 – $356 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2021			April 30	January 31	April 30
($ millions)	Average	High	Low	2021	2021	2020
Credit spread plus interest rate	$14.3	$19.2	$10.2	$10.8	$15.4	$32.6
Credit spread	6.2	8.0	4.4	4.8	7.7	31.5
Interest rate	15.3	21.3	9.3	13.9	17.9	12.1
Equities	6.1	15.1	3.4	9.4	5.9	7.4
Foreign exchange	2.9	5.7	1.6	3.0	2.4	1.8
Commodities	4.9	8.7	1.9	4.1	5.5	6.9
Debt specific	2.8	3.7	2.3	2.3	3.7	9.3
Diversification effect	(14.3)	–	–	(13.0)	(15.9)	(23.5)
Total VaR	$16.7	$22.5	$12.7	$16.6	$17.0	$34.5
Total Stressed VaR	$40.2	$50.5	$29.1	$37.6	$43.8	$42.9

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended			As at
($ millions)	April 30 2021	January 31 2021	April 30 2020	April 30 2021	January 31 2021	April 30 2020	April 30 2021	January 31 2021	April 30 2020
Liabilities
Senior note liabilities(2)	$20,406	$20,260	$16,111	$197	$(746)	$1,834	$(350)	$(547)	$1,260
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk(1)
As at April 30, 2021	$20,056	$20,406	$(350)	$(140)	$(777)
As at January 31, 2021	$19,713	$20,260	$(547)	$(178)	$(637)
As at April 30, 2020	$17,371	$16,111	$1,260	$404	$337
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2020 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2021		January 31, 2021		October 31, 2020
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$52,017	$52,017	$89,491	$89,491	$76,460	$76,460
Trading assets	144,247	144,247	141,768	141,768	117,839	117,839
Securities purchased under resale agreements and securities borrowed	131,081	131,081	118,831	118,831	119,747	119,747
Derivative financial instruments	40,573	40,573	46,269	46,269	45,065	45,065
Investment securities – fair value	63,182	63,182	71,523	71,523	79,745	79,745
Investment securities – amortized cost	22,140	21,925	28,167	27,713	32,129	31,644
Loans	617,096	608,165	612,277	603,649	612,368	603,263
Customers’ liability under acceptances	15,596	15,596	14,775	14,775	14,228	14,228
Other financial assets	13,789	13,789	14,328	14,328	12,700	12,700
Liabilities:
Deposits	759,760	756,661	773,422	768,993	755,395	750,838
Financial instruments designated at fair value through profit or loss	20,406	20,406	20,260	20,260	18,899	18,899
Acceptances	15,668	15,668	14,856	14,856	14,305	14,305
Obligations related to securities sold short	41,768	41,768	40,119	40,119	31,902	31,902
Derivative financial instruments	39,868	39,868	41,296	41,296	42,247	42,247
Obligations related to securities sold under repurchase agreements and securities lent	115,969	115,969	140,491	140,491	137,763	137,763
Subordinated debentures	6,871	6,439	7,032	6,600	7,827	7,405
Other financial liabilities	40,669	39,906	43,717	42,309	43,776	42,660

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2021				January 31, 2021
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$553	$–	$553	$–	$1,107	$–	$1,107
Trading assets
Loans	–	6,532	–	6,532	–	7,903	–	7,903
Canadian federal government and government guaranteed debt	11,136	3,992	–	15,128	8,482	4,069	–	12,551
Canadian provincial and municipal debt	–	10,313	–	10,313	–	10,265	–	10,265
US treasury and other US agencies’ debt	10,754	–	–	10,754	8,384	–	–	8,384
Other foreign governments’ debt	9,153	2,980	–	12,133	11,559	2,816	–	14,375
Corporate and other debt	–	11,463	4	11,467	–	11,274	20	11,294
Income funds	164	–	–	164	141	–	–	141
Equity securities	77,049	36	72	77,157	75,430	757	–	76,187
Other(2)	599	–	–	599	668	–	–	668
	$108,855	$35,869	$76	$144,800	$104,664	$38,191	$20	$142,875
Investment securities(3)
Canadian federal government and government guaranteed debt	$984	$10,994	$–	$11,978	$1,600	$13,034	$–	$14,634
Canadian provincial and municipal debt	102	9,644	–	9,746	94	13,595	–	13,689
US treasury and other US agencies’ debt	7,068	3,007	–	10,075	8,181	1,888	–	10,069
Other foreign governments’ debt	12,422	14,556	22	27,000	13,976	14,860	24	28,860
Corporate and other debt	293	792	26	1,111	209	796	27	1,032
Equity securities	2,055	196	1,021	3,272	2,081	204	954	3,239
	$22,924	$39,189	$1,069	$63,182	$26,141	$44,377	$1,005	$71,523
Derivative financial instruments
Interest rate contracts	$–	$14,522	$2	$14,524	$–	$19,411	$1	$19,412
Foreign exchange and gold contracts	–	17,765	–	17,765	–	19,277	–	19,277
Equity contracts	93	3,151	11	3,255	98	3,263	2	3,363
Credit contracts	–	186	–	186	–	239	–	239
Commodity contracts	–	4,843	–	4,843	–	3,978	–	3,978
	$93	$40,467	$13	$40,573	$98	$46,168	$3	$46,269
Liabilities:
Deposits(4)	$–	$135	$–	$135	$–	$118	$–	$118
Financial liabilities designated at fair value through profit or loss	–	20,290	116	20,406	–	20,260	–	20,260
Obligations related to securities sold short	34,414	7,354	–	41,768	32,896	7,223	–	40,119

Derivative financial instruments
Interest rate contracts	–	13,595	73	13,668	–	16,000	48	16,048
Foreign exchange and gold contracts	–	18,073	–	18,073	–	18,515	–	18,515
Equity contracts	260	3,713	2	3,975	340	2,628	6	2,974
Credit contracts	–	37	–	37	–	46	–	46
Commodity contracts	–	4,115	–	4,115	–	3,713	–	3,713
	$260	$39,533	$75	$39,868	$340	$40,902	$54	$41,296
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $21,925 (January 31, 2021 – $27,713).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2020
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$1,181	$–	$1,181
Trading assets
Loans	–	8,352	–	8,352
Canadian federal government and government guaranteed debt	9,154	3,882	–	13,036
Canadian provincial and municipal debt	–	9,320	–	9,320
US treasury and other US agencies’ debt	5,182	–	–	5,182
Other foreign governments’ debt	9,230	3,415	–	12,645
Corporate and other debt	–	10,570	18	10,588
Income funds	121	–	–	121
Equity securities	57,078	361	–	57,439
Other(2)	1,156	–	–	1,156
	$81,921	$37,081	$18	$119,020
Investment securities (3)
Canadian federal government and government guaranteed debt	$1,728	$15,100	$–	$16,828
Canadian provincial and municipal debt	93	17,454	–	17,547
US treasury and other US agencies’ debt	11,930	1,299	–	13,229
Other foreign governments’ debt	14,101	13,798	23	27,922
Corporate and other debt	265	850	23	1,138
Equity securities	1,954	263	864	3,081
	$30,071	$48,764	$910	$79,745
Derivative financial instruments
Interest rate contracts	$–	$21,013	$4	$21,017
Foreign exchange and gold contracts	–	17,943	–	17,943
Equity contracts	290	2,655	3	2,948
Credit contracts	–	480	–	480
Commodity contracts	–	2,677	–	2,677
	$290	$44,768	$7	$45,065
Liabilities:
Deposits(4)	$–	$73	$–	$73
Financial liabilities designated at fair value through profit or loss	–	18,899	–	18,899
Obligations related to securities sold short	25,584	6,318	–	31,902

Derivative financial instruments
Interest rate contracts	–	16,937	17	16,954
Foreign exchange and gold contracts	–	19,511	–	19,511
Equity contracts	599	2,133	2	2,734
Credit contracts	–	53	–	53
Commodity contracts	–	2,995	–	2,995
	$599	$41,629	$19	$42,247
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $31,644.
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at April 30, 2021, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives and financial liabilities designated at fair value through profit or loss.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2021.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$20	$6	$–	$–	$(22)	$–	$4	$–
Equity securities	–	–	–	–	–	72	72	–
	20	6	–	–	(22)	72	76	–
Investment securities
Other foreign governments’ debt	24	–	(2)	–	–	–	22	n/a
Corporate and other debt	27	–	(8)	7	–	–	26	–
Equity securities	954	76	–	42	(51)	–	1,021	76
	1,005	76	(10)	49	(51)	–	1,069	76
Derivative financial instruments – assets
Interest rate contracts	1	–	–	1	–	–	2	–
Equity contracts	2	1	–	8	–	–	11	1	(2)

Derivative financial instruments – liabilities
Interest rate contracts	(48)	(1)	–	(24)	–	–	(73)	(1	)(3)
Equity contracts	(6)	1	–	(2)	–	5	(2)	1	(2)
	(51)	1	–	(17)	–	5	(62)	1
Financial liabilities designated at fair value through profit or loss	–	1	–	(81)	–	(36)	(116)	1
Total	$974	$84	$(10)	$(49)	$(73)	$41	$967	$78
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2021 and October 31, 2020.

	As at January 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$18	$2	$–	$–	$–	$–	$20
Investment securities	910	58	1	43	(35)	28	1,005
Derivative financial instruments	(12)	2	–	(38)	–	(3)	(51)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$15	$3	$–	$–	$–	$–	$18
Investment securities	898	14	7	43	(24)	(28)	910
Derivative financial instruments	(36)	5	–	(7)	25	1	(12)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. Transfers into and out of Level 3 occur mainly due to changes in the observability, valuation technique and/or significance of unobservable valuation inputs.

During the three months ended April 30, 2021, trading equity securities of $72 million were transferred out of Level 2 into Level 3. Transfers were a result of the change in the observability of the price used for valuing the securities.

There were no significant transfers into and out of Level 3 during the three months ended January 31, 2021 and October 31, 2020.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2020 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes

Since 2016, the Bank has received reassessments totaling $808 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011–2014 taxation years. In June 2020, the Bank received a reassessment for $217 million of tax and interest in respect of certain Canadian dividends received during the 2015 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

20.	Acquisition and divestitures

Acquisition

Acquisition – Subsequent event

Scotiabank Chile

On May 12, 2021, the Bank increased its ownership in Scotiabank Chile through acquisition of an additional 7.0% stake for approximately $500 million from the non-controlling shareholder (“NCI”), resulting in ownership of 83% in Scotiabank Chile. This transaction between the Bank and NCI did not result in any change in the carrying value of the assets and liabilities of the subsidiary and there was no impact on the statement of income.

The transaction negatively impacts Scotiabank’s Common Equity Tier 1 capital ratio by approximately eight basis points. Scotiabank Chile forms part of the International Banking business segment.

Divestitures

Closed divestiture impacting the current period

Operations in Belize

On March 31, 2021, the Bank completed the sale of its banking operations in Belize to Caribbean Investment Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction is not significant.

Divestitures announced that are expected to close in a future period

Operations in Guyana

On March 3, 2021, the Bank announced that it has entered into an agreement to sell its banking operations in Guyana to First Citizens Bank Limited. The transaction is subject to regulatory approvals and customary closing conditions.

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SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2021

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5, 2021	January 27, 2021
April 6, 2021	April 28, 2021
July 6, 2021	July 28, 2021
October 5, 2021	October 27, 2021

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on June 1, 2021, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 4045996# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from June 1, 2021, to July 1, 2021, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 5111905#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

80    Scotiabank Second Quarter Report 2021

SHAREHOLDER INFORMATION

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Tel: (303) 262-0600 or 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2021    81

The Bank of Nova Scotia is incorporated in Canada with limited liability.